                                                              EXHIBIT (a)(1)(A)
                          OFFER TO PURCHASE FOR CASH
                  Up to 2,500,000 but not less than 2,000,000
                   of the Outstanding Shares of Common Stock
            (Including the Associated Common Stock Purchase Rights)

                                      of
                             Katy Industries, Inc.

                                      at
                          $8.00 Net Per Share in Cash

                                      by
                         KKTY Holding Company, L.L.C.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
            ON TUESDAY, JUNE 5, 2001, UNLESS THE OFFER IS EXTENDED.

  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN IMMEDIATELY PRIOR TO THE EXPIRATION OF THE OFFER AT LEAST 2,000,000 SHARES OF COMMON STOCK, $1.00 PAR VALUE PER SHARE (THE "COMMON STOCK"), INCLUSIVE OF THEIR RESPECTIVE ASSOCIATED COMMON STOCK PURCHASE RIGHTS (THE "RIGHTS," AND THE SHARES OF COMMON STOCK INCLUSIVE OF THEIR RESPECTIVE RIGHTS, THE "SHARES"), OF KATY INDUSTRIES, INC. (THE "COMPANY"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE THE "INTRODUCTION" TO THIS OFFER TO PURCHASE AND SECTIONS 1 AND 15 HEREOF.

  CERTAIN STOCKHOLDERS OF THE COMPANY HAVE AGREED TO TENDER IN THE AGGREGATE AT LEAST 1,500,000 OF THEIR SHARES IN THE OFFER AT A PRICE OF $8.00 NET PER SHARE IN CASH. SEE THE "INTRODUCTION" TO THIS OFFER TO PURCHASE AND SECTION 13 HEREOF.

  THIS OFFER IS BEING MADE IN CONNECTION WITH THE PREFERRED STOCK PURCHASE AND RECAPITALIZATION AGREEMENT, DATED AS OF MARCH 29, 2001 (THE "RECAPITALIZATION AGREEMENT"), BETWEEN KKTY HOLDING COMPANY, L.L.C. ("PURCHASER") AND THE COMPANY.

                                --------------

  THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY (OTHER THAN ONE DIRECTOR WHO DID NOT VOTE BECAUSE OF A POTENTIAL CONFLICT OF INTEREST) APPROVED THE OFFER AND THE RECAPITALIZATION AGREEMENT, HAS DETERMINED THAT THE RECAPITALIZATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS CONSIDER ACCEPTANCE OF THE OFFER AND THE TENDER OF ALL OR SOME OF THEIR SHARES IN THE OFFER.

                                --------------

                                   IMPORTANT

  Any stockholder of the Company desiring to tender all or any portion of such stockholder's shares should either (1) complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal together with the certificate(s) representing the tendered Shares, and all other required documents, to LaSalle Bank National Association (the "Depositary"), (2) follow the procedure for book-entry transfers set forth in Section 3, "Procedures for Tendering Shares," or (3) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

  Any stockholder of the Company who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedure for book-entry transfers on a timely basis or who cannot deliver all required documents to the Depositary, in each case prior to the expiration of the Offer, must tender such Shares by following the guaranteed delivery procedures set forth in Section 3, "Procedures for Tendering Shares."

  Questions and requests for assistance may be directed to BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (the "Dealer Manager"), or Innisfree M&A Incorporated (the "Information Agent"), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                                --------------

                     The Dealer Manager for the Offer is:
                        [LOGO OF BB&T CAPITAL MARKETS]
                             909 East Main Street
                              Richmond, VA 23219
                                (804) 782-2005

April 25, 2001

                               TABLE OF CONTENTS

 SUMMARY TERM SHEET........................................................   1

 INTRODUCTION..............................................................   5

 THE TENDER OFFER..........................................................   8
     1. Terms of the Offer; Proration.....................................    8
     2. Acceptance for Payment and Payment for Shares.....................    9
     3. Procedures for Tendering Shares...................................   11
     4. Withdrawal Rights.................................................   13
     5. Certain Federal Income Tax Consequences...........................   14
     6. Price Range of Shares; Dividends on the Shares....................   15
     7. Effect of Offer on Market for Shares; New York Stock Exchange
        Listing; Exchange Act Registration; Margin Regulations............   16
     8. Certain Information Concerning the Company........................   17
     9. Certain Information Concerning Purchaser..........................   20
    10. Source and Amount of Funds........................................   22
    11. Background of the Offer...........................................   22
    12. Purpose of the Offer; Plans for the Company.......................   31
    13. The Transaction Documents and the Recapitalization................   33
    14. Dividends and Distributions.......................................   49
    15. Certain Conditions to Purchaser's Obligations.....................   49
    16. Certain Regulatory and Legal Matters..............................   52
    17. Fees and Expenses.................................................   54
    18. Miscellaneous.....................................................   54

 ANNEX I Authorized Managers and Principals of Purchaser, Kohlberg Fund
         IV, Kohlberg Management IV and Kohlberg & Co....................  I-1

                              SUMMARY TERM SHEET

   KKTY Holding Company, L.L.C. is offering to purchase up to 2,500,000 shares of the outstanding common stock of Katy Industries, Inc. ("Katy" or the "Company"), including the associated common stock purchase rights, for $8.00 per share in cash. The following are some of the questions you, as a stockholder of Katy, may have, and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is Offering to Buy My Securities?

   Our name is KKTY Holding Company, L.L.C. We are a Delaware limited liability company formed for the purpose of investing in Katy. We are a newly formed limited liability company and have not conducted any business other than in connection with the offer and the recapitalization agreement described below. See the "Introduction" to this Offer to Purchase and Section 9, "Certain Information Concerning Purchaser."

What are the Classes and Amounts of Securities Sought in the Offer?

   We are seeking to purchase up to 2,500,000 but not less than 2,000,000 of Katy's outstanding shares of common stock and the associated common stock purchase rights. See the "Introduction" to this Offer to Purchase and Section 1, "Terms of the Offer; Proration."

How Much are You Offering to Pay? What is the Form of Payment? Will I Have to Pay any Fees or Commissions?

   We are offering to pay $8.00 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

Do You Have the Financial Resources to Make Payment?

   All of the funds that we will need to acquire up to 2,500,000 outstanding shares of Katy's common stock and pay related fees and expenses will be provided through our sale of membership interests for cash to a private equity fund comprised of four limited partnerships, each of which is our affiliate. The private equity fund will purchase membership interests using its committed pool of approximately $420 million of equity capital. See Section 10, "Source and Amount of Funds."

Is Your Financial Condition Relevant to my Decision to Tender in the Offer?

   Our financial condition may be relevant to your decision to tender your Katy shares in the offer. However, since we were formed solely for the purpose of investing in Katy, we have no meaningful historical financial information. See Section 9, "Certain Information Concerning Purchaser." Katy's financial condition may also be relevant to your decision whether to tender your shares of Katy in the offer. See Section 8, "Certain Information Concerning the Company."

How Long Do I Have to Decide Whether to Tender in the Offer?

   Unless the offer is extended, you will have until 5:00 p.m., New York City time, on Tuesday, June 5, 2001 to decide whether to tender your shares in the offer. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See
Section 1, "Terms of the Offer; Proration" and Section 3, "Procedures for Tendering Shares."

Can the Offer be Extended and Under What Circumstances?

   Subject to the terms of the recapitalization agreement, we may extend the offer, but not beyond June 30, 2001. We have agreed in the recapitalization agreement that, at Katy's request and if certain conditions are met, we will extend the offer for up to an additional 20 business days. We may also extend the offer in our sole discretion for up to an additional 20 business days. See
Section 1, "Terms of the Offer; Proration."

How Will I be Notified if the Offer is Extended?

   If we extend the offer, we will inform LaSalle Bank National Association (the Depositary for the offer) and Innisfree M&A Incorporated (the Information Agent for the offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1, "Terms of the Offer; Proration."

What are the Most Significant Conditions to the Offer?

   We are not obligated to purchase any shares that are validly tendered unless, among other things:

  . at least 2,000,000 shares have been validly tendered and not properly withdrawn before the expiration of the offer (we call this the "Minimum Condition");

  . at Katy's upcoming annual stockholders' meeting, Katy's stockholders have duly (1) elected the directors of the Company's Board of Directors, including five of our designees, (2) approved and adopted an amendment to Katy's Certificate of Incorporation authorizing the classification of Katy's board of directors into two classes and 600,000 shares of convertible preferred stock and (3) authorized and approved the issuance and the sale of 400,000 shares of Katy's convertible preferred stock to us;

  . Katy has consummated the sale of Hamilton Metals, L.P., one of Katy's wholly owned subsidiaries, and has received gross proceeds in cash, net of any retained liabilities of Hamilton retained by Katy, in an amount not less than $20 million; and

  . Katy has entered into definitive documentation with Bankers Trust Company with respect to the credit facilities to be established in connection with the refinancing of Katy's existing loans.

   The offer is subject to other conditions as well. See the "Introduction" to this Offer to Purchase, Section 1, "Terms of the Offer; Proration" and Section 15, "Certain Conditions to Purchaser's Obligations."

How Do I Tender My Shares?

   To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to LaSalle Bank National Association, the Depositary for the offer, not later than the time the offer expires. If your broker holds your shares in "street name," the shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange trading days from the date of execution of the Notice of Guaranteed Delivery. For your tender to be valid, however, the Depositary must receive the missing items within that three trading day period. See Section 3, "Procedures for Tendering Shares."

Until What Time May I Withdraw Previously Tendered Shares?

   You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by June 23, 2001, you may withdraw them at any time after that date until we accept shares for payment. See
Section 1, "Terms of the Offer; Proration" and Section 4, "Withdrawal Rights."

How Do I Withdraw Previously Tendered Shares?

   To withdraw tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares. See Section 4, "Withdrawal Rights."

What Agreements Have Been Made with Katy's Stockholders?

   In connection with entering into the recapitalization agreement with Katy, we entered into a voting agreement with two Katy directors, trusts for the benefit of members of the Wallace E. Carroll, Jr. family and entities associated with the Carroll family, in their capacity as stockholders, in which these persons agreed, among other things, to tender in the aggregate at least 1,500,000 of their shares in the offer and to vote 2,500,000 of their shares in favor of or against certain questions that may be put to them at Katy's upcoming annual stockholders' meeting in accordance with the terms and conditions of the voting agreement. See the "Introduction" to this Offer to Purchase and Section 13, "The Transaction Documents and the Recapitalization."

What Happens if More Than 2,500,000 Shares Are Tendered?

   We are seeking to purchase up to 2,500,000 of Katy's outstanding shares of common stock. If more than that number of shares is validly tendered and not withdrawn at the expiration of the offer, we will purchase shares on a pro rata basis. This means that we will purchase from each tendering stockholder a number of shares equal to the number of shares validly tendered and not withdrawn by such stockholder multiplied by a proration factor. The proration factor is equal to 2,500,000 (the number of shares we are offering to purchase) divided by the total number of shares validly tendered and not withdrawn by all stockholders. See Section 1, "Terms of the Offer; Proration."

When Will I Know How Many of My Shares Were Accepted for Payment?

   Because of the difficulty of determining the number of shares validly tendered and not withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately four New York Stock Exchange trading days after the expiration of the offer. The preliminary results of any proration will be announced by press release as promptly as practicable after the time we accept shares for payment pursuant to the offer. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. See Section 1, "Terms of the Offer; Proration."

What Happens to the Shares That Are Not Accepted for Purchase?

   If any tendered shares are not accepted for payment for any reason, the certificates for such unpurchased shares will be returned, without expense, to the tendering stockholder, or such other person as the tendering stockholder specifies in the letter of transmittal. This includes any shares not accepted for payment as a result of proration. See Section 2, "Acceptance for Payment and Payment for Shares."

What Does Katy's Board of Directors Think of the Offer?

   We are making the offer pursuant to the recapitalization agreement between us and Katy. Katy's board of directors unanimously (other than one director who did not vote because of a potential conflict of interest) approved the offer and the recapitalization agreement. Katy's board of directors determined that the recapitalization agreement and the transactions contemplated thereby, including the offer, are fair to and in the best interests of Katy's stockholders and recommends that Katy's stockholders consider acceptance of the offer and the tender of all or some of their shares in the offer. See the "Introduction" to this Offer to Purchase.

Will Katy Remain a Public Company After the Offer?

   Yes. We intend to preserve a public market for the shares and continue making the required filings for Katy with the Securities and Exchange Commission. After the offer, Katy will remain a public company whose common stock will continue to trade on the New York Stock Exchange. See Section 12, "Purpose of the Offer; Plans for the Company." By virtue of our ownership of certain shares of convertible preferred stock of Katy which we will purchase at the time we purchase the Shares pursuant to the offer, we will own approximately 52% of Katy's outstanding shares of common stock calculated on a fully diluted basis (excluding outstanding options) if we purchase the minimum 2,000,000 shares pursuant to the offer (or approximately 56% of Katy's outstanding shares of common stock calculated on a fully diluted basis (excluding outstanding options) if we purchase the maximum 2,500,000 shares pursuant to the offer). Furthermore, so long as we own shares of convertible preferred stock, we will have the right to nominate a majority of Katy's board of directors, subject to election by the holders of shares of Katy's common stock. See Section 13, "The Transaction Documents and the Recapitalization."

If I Decide Not to Tender, How Will the Offer Affect My Shares?

   If fewer than 2,000,000 shares are validly tendered and not withdrawn in the offer, then we are not obligated to purchase shares in the offer and may terminate the offer, in which case the shares will remain outstanding and continue to be traded on the New York Stock Exchange. If more than 2,000,000 shares are validly tendered and not withdrawn in the offer, and all the other conditions to the offer are satisfied or waived by us, we will purchase up to 2,500,000 shares pursuant to the terms and conditions of the offer. Our purchase of the shares will reduce the number of the shares that might otherwise trade publicly and may reduce the number of holders of the shares, which could adversely affect the liquidity and market value of the remaining shares held by the public. See the "Introduction" to this Offer to Purchase and Section 7, "Effect of Offer on Market for Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations."

What is the Market Value of My Shares as of a Recent Date?

   On March 29, 2001, the last full trading day before we announced the signing of the recapitalization agreement, the last sale price of Katy's common stock reported on the New York Stock Exchange was $6.15 per share. On April 24, 2001, the last trading day before we commenced the tender offer, the closing price of Katy's common stock reported on the New York Stock Exchange was $6.60. We encourage you to obtain a recent quotation for Katy's shares of common stock in deciding whether to tender your shares. See Section 6, "Price Range of Shares; Dividends on the Shares."

What are Certain United States Federal Income Tax Consequences of Tendering Shares?

   The receipt of cash for shares pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells shares pursuant to the tender offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the tender offer. See
Section 5, "Certain Federal Income Tax Consequences."

To Whom May I Speak if I Have Questions about the Tender Offer?

   You may call Innisfree M&A Incorporated at (888) 750-5834 (the Information Agent for the Offer) or BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (the Dealer Manager for the Offer) at (804) 782-2005. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of
Katy Industries, Inc.:

                                 INTRODUCTION

   KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"), hereby offers to purchase up to 2,500,000 of the outstanding shares of common stock, $1.00 par value per share (the "Common Stock"), inclusive of their respective associated common stock purchase rights (the "Rights," and the shares of Common Stock inclusive of their respective Rights, the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.00 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (this Offer to Purchase and the Letter of Transmittal, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Rights were issued pursuant to the Rights Agreement, dated January 13, 1995, as amended (the "Rights Agreement"), between the Company and LaSalle Bank National Association, as Rights Agent, and are currently evidenced by and trade with the certificates which evidence Common Stock. In order to validly tender the Common Stock, the holder of such Common Stock must tender the associated Rights. Unless a Distribution Date (as defined in the Rights Agreement) has occurred, the tender of a share of Common Stock will constitute the tender of the associated Rights. See Section 3, "Procedures for Tendering Shares."

   Purchaser is a limited liability company newly formed in connection with the Offer and the transactions contemplated by the Recapitalization Agreement (as hereinafter defined). For information concerning Purchaser, see Section 9, "Certain Information Concerning Purchaser."

   Tendering stockholders who are record owners of their Shares and who tender directly to LaSalle Bank National Association (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Purchaser will pay all fees and expenses of the Depositary and Innisfree M&A Incorporated (the "Information Agent") for their respective services in connection with the Offer. See
Section 17, "Fees and Expenses."

   The Company's Board of Directors has unanimously (other than one director who did not vote because of a potential conflict of interest) approved the Offer and the Recapitalization Agreement (as hereinafter defined), has determined that the Recapitalization Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of the Company's stockholders and recommends that the Company's stockholders consider acceptance of the Offer and the tender of all or some of their Shares in the Offer.

   The Company's Board of Directors has received the written opinion of Bear, Stearns & Co. Inc. ("Bear Stearns") to the effect that, as of March 29, 2001, and subject to the various assumptions and limitations set forth therein, the Offer and the Preferred Stock Purchase (as hereinafter defined), taken as a whole, are fair to the Company's stockholders from a financial point of view. A copy of that opinion is set forth in full as Annex A to the Company's Definitive Proxy Statement on Schedule 14A (the "Proxy Statement"), which is being mailed to the Company's stockholders, and stockholders are urged to read the opinion in its entirety.

   The Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn immediately prior to the expiration of the Offer at least 2,000,000 Shares (the "Minimum Condition"); (ii) at the Company's upcoming annual stockholders' meeting, the Company's stockholders having duly
(A) elected the directors of the Company's Board of Directors, including five nominees designated by Purchaser, (B) approved and adopted an amendment to the Company's Certificate of Incorporation authorizing the classification of the Company's board of directors into two classes and

600,000 shares of convertible preferred stock and (C) authorized and approved the issuance and the sale of 400,000 shares of the Company's convertible preferred stock to Purchaser; (iii) the Company having consummated the sale of Hamilton Metals, L.P., one of its wholly owned subsidiaries, and received gross proceeds in cash, net of any retained liabilities of Hamilton retained by the Company, in an amount not less than $20 million; and (iv) the Company having entered into definitive documentation with Bankers Trust Company with respect to the credit facilities to be established in connection with the refinancing of the Company's existing loans. The Offer is also subject to the satisfaction of certain other conditions. See Section 10, "Source and Amount of Funds" and Section 15, "Certain Conditions to Purchaser's Obligations."

   The Company has represented to Purchaser that, as of April 23, 2001, there were 8,393,908 Shares issued and outstanding and no preferred shares outstanding and, as of March 29, 2001, there were outstanding options to purchase 759,350 Shares.

   The Offer is being made pursuant to the Preferred Stock Purchase and Recapitalization Agreement, dated March 29, 2001 (the "Recapitalization Agreement"), between Purchaser and the Company. The Recapitalization Agreement provides, among other things, for the making of the Offer by Purchaser. The Recapitalization Agreement is more fully described in Section 13, "The Transaction Documents and the Recapitalization--The Recapitalization Agreement."

   Two of the Company's directors, trusts for the benefit of members of the Wallace E. Carroll, Jr. family and entities associated with the Carroll family (collectively, the "Agreement Stockholders") have agreed to tender in the aggregate at least 1,500,000 of their Shares in the Offer and to vote 2,500,000 of their Shares in favor of or against certain questions that may be put to them in accordance with the terms and conditions of the Stock Voting and Tender Agreement, dated March 29, 2001 (the "Voting Agreement"), by and among Purchaser and the Agreement Stockholders. A copy of the Voting Agreement is filed as an exhibit to the Tender Offer Statement on Schedule TO (together with any exhibits, annexes, amendments or supplements thereto, the "Schedule TO") filed by Offerer with the Securities and Exchange Commission (the "SEC"). As of April 23, 2001, the 2,500,000 Shares subject to the Voting Agreement represent approximately 29.8% of the issued and outstanding shares of Common Stock. See Section 13, "The Transaction Documents and the Recapitalization-- The Voting Agreement."

   Pursuant to the terms of the Recapitalization Agreement, Purchaser will purchase from the Company at the same time Purchaser purchases the Shares pursuant to the Offer 400,000 shares of newly issued convertible preferred stock, $100.00 par value per share, of the Company (the "Convertible Preferred Stock") for a purchase price of $100 per share (or an aggregate purchase price of $40 million). Purchaser's purchase of the Convertible Preferred Stock of the Company pursuant to the Recapitalization Agreement is hereinafter referred to as the "Preferred Stock Purchase." The consummation of the Preferred Stock Purchase will take place concurrently with the acceptance for payment of the Shares pursuant to the Offer at such time and date to be specified by the parties (the "Closing Date"); provided that in no event shall such date be later than June 30, 2001.

   The Company has distributed one Right for each outstanding share of Common Stock pursuant to the Rights Agreement. Based on the information disclosed by the Company in the Recapitalization Agreement, in connection with the Company entering into the Recapitalization Agreement, the Company's Board of Directors determined that, pursuant to the conditions set forth in the Rights Agreement, the Rights would not be distributed as a result of the execution, delivery or performance of the Recapitalization Agreement, the announcement, making or consummation of the Offer, the acquisition of the Shares pursuant to the Offer or the consummation of any transaction contemplated by the Recapitalization Agreement. If the Board had not so acted, a distribution of Rights, separate from the Common Stock, might have resulted from the Offer, the Recapitalization Agreement or any of the respective transactions contemplated thereby.

   Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase and in the attached schedules and annexes has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Purchaser does not assume any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser. Similarly, the Company does not assume any responsibility for the accuracy or completeness of the information concerning Purchaser or any of its affiliates contained in this Offer to Purchase or the Schedule TO or for any failure by Purchaser or any of its affiliates to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

   This Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer. This Offer to Purchase contains statements that involve risks and uncertainties, including the risks associated with satisfying the various conditions to the Offer. Additional risks and uncertainties related to the Company are detailed in the Company's periodic filings with the SEC. See Section 8, "Certain Information Concerning the Company--Available Information."

                               THE TENDER OFFER

1. Terms of the Offer; Proration.

   Upon the terms and subject to the conditions set forth in the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for up to 2,500,000 Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4, "Withdrawal Rights." If more than 2,500,000 Shares are validly tendered and not properly withdrawn at the Expiration Date, Purchaser will purchase Shares on a pro rata basis from all tendering stockholders as explained herein. The term "Expiration Date" means 5:00 p.m., New York City time, on June 5, 2001, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   Satisfaction of Offer Conditions. The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to other terms and conditions. See Section 15, "Certain Conditions to Purchaser's Obligations." If the Minimum Condition or any of the other conditions to the Offer described in Section 15 hereof (collectively, the "Offer Conditions") have not been satisfied by 5:00 p.m. New York City time, on Tuesday, June 5, 2001 (or any other time then set as the Expiration Date), Purchaser may elect
(i) subject to the qualifications described above with respect to the extension of the Offer, to extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer, (ii) subject to complying with applicable rules and regulations of the SEC and to the terms of the Recapitalization Agreement (including, if necessary, obtaining the prior written consent of the Company), to waive all unsatisfied Offer Conditions and accept for payment all Shares so tendered and not extend the Offer, (iii) subject to the terms of the Recapitalization Agreement, amend the Offer, or
(iv) subject to the terms of the Recapitalization Agreement, to terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

   Proration. Upon the terms and subject to the conditions of the Offer, if more than 2,500,000 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, Purchaser will accept for payment and pay for only 2,500,000 Shares on a pro rata basis (with appropriate adjustments to avoid the purchase of fractional Shares) from each stockholder who has validly tendered Shares in the Offer based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not properly withdrawn. In the event that proration of tendered Shares is required, Purchaser shall determine the proration factor as soon as practicable following the Expiration Date. Because of the difficulty of determining the precise number of Shares validly tendered and not properly withdrawn prior to the Expiration Date (due in part to the guaranteed delivery procedures described in Section 3 hereof), Purchaser does not expect that it will be able to announce the final results of such proration or pay for any Shares until approximately four New York Stock Exchange ("NYSE") trading days after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker.

   Extension of Offer. Pursuant to the Recapitalization Agreement, at the Expiration Date the Offer may be extended for up to an additional 20 business days, but not beyond June 30, 2001. If the period during which the Offer is open is extended, Purchaser shall give oral or written notice of such extension to the Information Agent and the Depositary and make a public announcement of such extension. There can be no assurance that the Offer will be extended.

   Modification of Offer; Waiver of Offer Conditions. In the Recapitalization Agreement, Purchaser has expressly reserved the right to waive any conditions to the Offer (although, in some circumstances, only with the Company's consent). Purchaser can make any other changes in the terms and conditions of the Offer, subject to the conditions of applicable law or the regulations of the SEC, except that, without the prior written consent of the Company, Purchaser shall not decrease the Offer Price or change the form of consideration payable in the Offer, reduce the minimum number of Shares that is a condition to the Offer, increase the maximum number of

Shares to be purchased pursuant to the Offer, impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares.

   Delay or Termination of Offer. Subject to the terms of the Offer and the Recapitalization Agreement and the satisfaction of all the Offer Conditions, as of the Expiration Date Purchaser shall accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer (giving effect to proration if the number of Shares validly tendered in, and not properly withdrawn from, the Offer exceeds 2,500,000) as soon as practicable after it is permitted to do so under applicable law. Other than as required by the Recapitalization Agreement, and subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of any Shares (or delay payment for any Shares, regardless of whether such Shares were accepted for payment pending the receipt of required governmental consents), or, subject to the limitations set forth in the Recapitalization Agreement, to terminate the Offer and not to accept for payment or pay for any Shares not accepted for payment or paid for, upon the failure of any of the Offer Conditions, by giving oral or written notice of such delay or termination to the Depositary. Purchaser's right to delay payment for any Shares or not to pay for any Shares accepted for payment is subject to the provisions of the Recapitalization Agreement and the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act. See Section 2, "Acceptance for Payment and Payment for Shares."

   Public Announcements. Any extension of the period during which the Offer is open, or delay in acceptance for payment or payment, or termination or amendment of the Offer, or waiver of an Offer Condition, will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c), 14d-4(d) and 14e-1 under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the SEC.

   Material Changes. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price, in the percentage of securities sought or in a dealer's soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price, in the percentage of securities sought or in a dealer's soliciting fee, a minimum 10 business day period is generally required to allow for adequate dissemination to stockholders and investor response.

   Dissemination to Stockholders. The Company has provided Purchaser with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record owners of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

   Business Day. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2. Acceptance for Payment and Payment for Shares.

   Upon the terms and subject to the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), and the satisfaction or earlier waiver of all of the

Offer Conditions, Purchaser will purchase, by accepting for payment, and will pay for, up to 2,500,000 Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the Expiration Date. See Section 15, "Certain Conditions to Purchaser's Obligations." Any determination concerning the satisfaction or waiver of such terms and conditions will be within the reasonable discretion of Purchaser, and such determination will be final and binding on all tendering stockholders. As discussed below, subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as of and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment, giving effect to proration if the number of Shares validly tendered in, and not properly withdrawn from, the Offer exceeds 2,500,000. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment will be satisfied and tendering stockholders must thereafter look solely to the Depositary for payments of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company ("DTC"), pursuant to the procedures set forth in Section 3, "Procedures for Tendering Shares," (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below), and (iii) any other documents required by the Letter of Transmittal.

   The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

   If, for any reason whatsoever (including the extension of the Offer), acceptance for payment of, or payment for, any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment, or pay for, Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4, "Withdrawal Rights." However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer, and (ii) the terms of the Recapitalization Agreement. Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15, "Certain Conditions to Purchaser's Obligations." Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

   If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer because of an invalid tender or for any other reason (including, without limitation, proration due to tenders of more than 2,500,000 Shares), or if certificates are submitted evidencing more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer, to DTC pursuant to the provisions of

Section 3, "Procedures for Tendering Shares," such Shares will be credited to an account maintained within DTC), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

   If, prior to the Expiration Date, Purchaser increases the consideration offered to stockholders pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

   Subject to obtaining the Company's consent as required pursuant to the Recapitalization Agreement, Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more direct or indirect wholly owned subsidiaries of Purchaser, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares.

   Valid Tenders. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees and any other required documents, or an Agent's Message in the case of a book-entry delivery, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. In addition, either (i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfers set forth below (and a Book-Entry Confirmation received by the Depositary), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. No alternative, conditional or contingent tenders will be accepted.

   The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder, and Shares will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

   Book-Entry Transfer. The Depositary will make a request to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Shares may be effected through book-entry at DTC, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, or an Agent's Message in the case of a book-entry transfer, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

   Signature Guarantee. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by the registered holder(s) (which term, for purposes of this document, shall include any participant in DTC's system whose name appears on a security position listing as the owner of Shares) of Shares who has not completed the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

   If a certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder(s), then the certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate, with the signature(s) on such certificate or stock powers guaranteed as described above.

   Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available, or time will not permit all required documents to reach the Depositary prior to the Expiration Date, or the procedure for book-entry transfers cannot be completed on a timely basis, such Shares may nevertheless be tendered if such tender complies with all of the following guaranteed delivery procedures:

  .  the tender is made by or through an Eligible Institution;

  . a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

  . the certificates representing all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all tendered Shares), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of such Notice of Guaranteed Delivery. If certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each such Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or by overnight courier or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

   Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for the Shares (or a Book-Entry Confirmation), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees (or an Agent's Message in connection with a book-entry transfer of Shares), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. In all cases, sufficient time should be allowed to ensure timely delivery. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by Purchaser.

   Backup Federal Income Tax Withholding and Substitute Form W-9. Under the "backup withholding" provisions of federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments of cash made pursuant to the Offer. In order to avoid backup withholding, each stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a substitute form W-9 and certify, under penalties of perjury, that such TIN is correct and that such stockholder is not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Noncorporate foreign stockholders should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid withholding of U.S. federal income taxes. See Instruction 9 to the Letter of Transmittal for a discussion of certain federal income tax considerations.

   Determinations of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares (i) that are determined by it not to be in proper form or (ii) the acceptance for payment of or payment for which may, in the opinion of Purchaser or its counsel, be unlawful. Purchaser also reserves the absolute right, in its sole discretion, to waive any of the Offer Conditions (other than as prohibited by the Recapitalization Agreement, as described in Section 1, "Terms of the Offer; Proration") or any defect or irregularity in the tender of any Shares, whether or not similar defects or irregularities are waived in the case of other Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding on all parties.

   Appointment. By executing the Letter of Transmittal as set forth above, a tendering stockholder will irrevocably appoint designees of Purchaser as the attorneys-in-fact and proxies of such stockholder in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date that the Offer is commenced or the date on which the Letter of Transmittal is executed), including, without limitation, the right to vote such Shares in such manner as such designees or their substitutes shall, in their sole discretion, deem proper. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will be deemed ineffective). The designees of Purchaser will, with respect to the Shares for which such appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting rights with respect to such Shares, including voting at any meeting of stockholders then or thereafter scheduled.

   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights.

   Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedure set forth below at any time prior to the Expiration Date and, until accepted for payment pursuant to the Offer, may also be withdrawn at any time after June 23, 2001.

   For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name, address and social security number or taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfers set forth in Section 3, "Procedures for Tendering Shares," such Shares may only be withdrawn by means of the withdrawal procedures made available by DTC and any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for any purposes of the Offer. However, withdrawn Shares may be retendered again following one of the procedures described in Section 3, "Procedures for Tendering Shares," at any time prior to the Expiration Date.

   If Purchaser extends the Offer, or if purchase of or payment for Shares is delayed for any reason, or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4. The foregoing is subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer, and subject to Purchaser's obligations under the Recapitalization Agreement. See Section 2, "Acceptance for Payment and Payment for Shares."

   All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Federal Income Tax Consequences.

   The following is a summary of certain federal income tax consequences of the Offer to holders whose Shares are purchased pursuant to the Offer. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address holders of Shares in whose hands Shares are not capital assets, nor does it address holders who received or hold Shares as part of a hedging, "straddle," conversion or other integrated transaction, who acquired Shares upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of employee stock options or otherwise as compensation, or holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address any aspect of foreign, state or local taxation or estate and gift taxation.

   The federal income tax consequences set forth below are included for general informational purposes only and are based upon current law. The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. Because individual circumstances may differ, each holder of Shares should consult such holder's own tax advisor to determine the applicability of the rules discussed below to such stockholder and the particular tax effects of the Offer, including the application and effect of state, local and other tax laws.

   The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the Shares sold pursuant to the Offer and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale, the Shares were held for more than one year. In the case of an individual, net long-term capital gain generally is subject to tax at a maximum rate of 20% and net capital losses may be subject to limits on deductibility.

   A holder that tenders Shares pursuant to the Offer may be subject to "backup withholding" at a 31% rate. Backup withholding generally applies if the stockholder (i) fails to furnish its social security number or other TIN,
(ii) furnishes an incorrect TIN, or (iii) fails to certify, under penalties of perjury, that such TIN is correct and that such holder is not subject to backup withholding; or unless an exemption applies. See "Backup Federal Income Tax Withholding and Substitute Form W-9" under Section 3 hereof and Instruction 9 to the Letter of Transmittal.

6. Price Range of Shares; Dividends on the Shares.

   According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "Company 10-K"), the Shares trade on the NYSE under the symbol "KT."

   According to the Company's public filings, the Company has paid regular cash dividends of $.30 per share in the last two fiscal years. Pursuant to the Recapitalization Agreement, the Company has agreed that, without the prior written consent of Purchaser, it will not authorize or pay any dividends on or make any distribution with respect to its Common Stock from March 29, 2001 to the Closing Date, except for regular quarterly dividends not in excess of $.075 per share. On March 30, 2001, the Company announced that its Board of Directors had determined to suspend payments of quarterly dividends. The Company anticipates that the new financing arrangements to be entered into with Bankers Trust Company in connection with the consummation of the Offer and the Preferred Stock Purchase will restrict the payment of dividends by the Company. See Section 13, "The Transaction Documents and the Recapitalization-- The Recapitalization--Refinancing with Bankers Trust Company."

   The following table sets forth the high and low sales prices per Share on the NYSE for the periods indicated, as reported in published financial sources.

                                                                   High   Low
                                                                  ------ ------
     Fiscal Year Ended December 31, 1999:
       First Quarter (ended March 31, 1999)...................... $17.88 $13.00
       Second Quarter (ended June 30, 1999)......................  18.19  13.00
       Third Quarter (ended September 30, 1999)..................  13.38  10.88
       Fourth Quarter (ended December 31, 1999)..................  12.25   7.63

     Fiscal Year Ended December 31, 2000:
       First Quarter (ended March 31, 2000)...................... $12.00 $ 8.13
       Second Quarter (ended June 30, 2000)......................  14.31   8.63
       Third Quarter (ended September 30, 2000)..................  12.19   6.75
       Fourth Quarter (ended December 31, 2000)..................  10.00   5.13

     Fiscal Year Ended December 31, 2001:
       First Quarter (ended March 31, 2001)...................... $ 8.00 $ 5.60
       Second Quarter (through April 24, 2001)...................   7.12   6.40

   The closing sale price per Share on the NYSE on March 29, 2001, the last full day of trading prior to the public announcement of Purchaser's intention to make the Offer, was $6.15. The closing sale price per Share on the NYSE on April 24, 2001, the last full day of trading prior to the commencement of the Offer, was $6.60. Stockholders are urged to obtain current market quotations for the Shares and to review all information received by them from the Company, including the materials referred to in Section 8, "Certain Information Concerning the Company."

7. Effect of Offer on Market for Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations.

   Market for the Shares. The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or lesser than the Offer Price.

   New York Stock Exchange Listing. Purchaser currently does not intend to seek delisting of the Shares from the NYSE following consummation of the Offer, although such Shares may nonetheless be delisted on the NYSE as described below. The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held Shares falls below 600,000 (Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose) or the number of total stockholders falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 for the last 12 months). In addition, the NYSE would consider delisting the Shares if either the aggregate market capitalization of the Shares and the total stockholders' equity of the Company both fall below $50 million or the aggregate market capitalization of the Shares falls below $15 million. In determining the aggregate market capitalization, the NYSE will look at the total Shares outstanding (excluding treasury shares) as well as any Shares that would be issued upon conversion of the Convertible Preferred Stock. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected. However, Purchaser does not believe that the purchase of Shares pursuant to the Offer will cause the Shares to be delisted by the NYSE. If the NYSE were to delist the Shares, Purchaser would cause the Company to apply to qualify the Shares to trade on another securities exchange or to be quoted in the over-the-counter market and it would be possible that price or other quotations would be reported by such exchange or through the Nasdaq National Market, The Nasdaq SmallCap Market or through other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors.

   Exchange Act Registration. The Shares are currently registered under the Exchange Act, and Purchaser currently does not intend to seek the termination of such registration following consummation of the Offer. Such registration may be terminated upon application by the Company to the SEC if the Common Stock is held of record by less than 300 persons. If such registration were terminated, (i) the Company would no longer be legally required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the SEC under the Exchange Act; (ii) the officers, directors and 10% stockholders of the Company would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of
Section 16(b) of the Exchange Act, the proxy statement requirements of Section 14(a) of the Exchange Act in connection with stockholders' meetings or the requirements of Rule 13e-3 under the Exchange Act with respect to "going private transactions"; and (iii) the Common Stock would no longer be eligible for listing on the NYSE. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company could be deprived of their ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

   Margin Regulations. The Shares currently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

8. Certain Information Concerning the Company.

   Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon publicly available documents and records on file with the SEC and other public sources. Purchaser has no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, Purchaser assumes no responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Purchaser.

   The Company is a Delaware corporation with its principal executive offices located at 6300 S. Syracuse Way, Suite 300, Englewood, Colorado 80111-6723, telephone number (303) 290-9300. According to the Company 10-K, the Company is a diversified manufacturing company with operations in two primary industry segments--electrical/electronics and maintenance products--that encompasses a group of leading businesses that serve the needs of original equipment manufacturers, commercial organizations and consumer retail outlets.

   Certain Company Projections. During the course of discussions between Purchaser and the Company that led to the execution of the Recapitalization Agreement (see Section 11, "Background of the Offer"), the Company provided Purchaser with certain information relating to the Company which may not be publicly available. In October 2000, the Company provided Purchaser with its forecast for fiscal years 2001 and 2002. In November 2000, the Company provided Purchaser with a revised forecast for the 2001 fiscal year but did not provide a revised forecast for the 2002 fiscal year. In March 2001 and April 2001, the Company provided Purchaser with additional revised forecasts for the 2001 fiscal year. These projections were for the Company's continuing segments and exclude any unusual items. That information is summarized below (the following information has been excerpted from the materials presented to Purchaser and does not reflect consummation of the Offer or the Preferred Stock Purchase):

             Financial Projections for Fiscal Years 2001 and 2002 as of October 2000 (in millions, except per share amounts)

                                             Fiscal Year Ended Fiscal Year Ended
                                             December 31, 2001 December 31, 2002
                                             ----------------- -----------------
     Revenues...............................    $     591.8       $     609.5
     EBITDA (range).........................    $47.4-$50.6       $63.0-$69.4
     Net income (range).....................    $ 2.5-$ 4.6       $10.3-$14.3
     EPS (range)............................    $0.29-$0.54       $1.23-$1.70

                Financial Projections for the 2001 Fiscal Year as of November 2000 (in millions, except per share amounts)

                                                               Fiscal Year Ended
                                                               December 31, 2001
                                                               -----------------
     Revenues.................................................      $580.5
     EBITDA...................................................      $ 47.5
     Net income...............................................      $  1.8
     EPS......................................................      $ 0.21

                Financial Projections for the 2001 Fiscal Year as of March 2001 (in millions, except per share amounts)

                                                               Fiscal Year Ended
                                                               December 31, 2001
                                                               -----------------
     Revenues.................................................      $568.9
     EBITDA...................................................      $ 43.9
     Net income...............................................      $  2.3
     EPS......................................................      $ 0.28

                Financial Projections for the 2001 Fiscal Year
                        as of April 2001 (in millions)

                                                        Quarter Ended
                              ----------------------------------------------------------------- Fiscal Year Ended
                              March 31, 2001 June 30, 2001 September 30, 2001 December 31, 2001 December 31, 2001
                              -------------- ------------- ------------------ ----------------- -----------------
     Revenues................     $119.1        $128.1           $147.9            $149.9            $544.9
     EBITDA..................     $  7.3        $  8.3           $ 14.1            $ 14.1            $ 43.8

   To the knowledge of Purchaser, the Company does not as a matter of course make public any projections as to future performance or earnings, and the projections set forth above are included in this Offer to Purchase only because the information was made available to Purchaser by the Company. Also, the projections for the fiscal year ended December 31, 2001 were changed by the Company in November 2000, March 2001 and April 2001. The Company has informed Purchaser that its internal financial forecasts (upon which the projections provided to Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decision-making purposes and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments.

   The foregoing projections are based on estimates and assumptions (not all of which were provided to Purchaser) made by the management of the Company with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are subject to significant contingencies and are difficult to predict, and many of which are beyond the control of the Company, Purchaser or their respective advisors. The Company has advised Purchaser that these projections were prepared by the Company's management based on numerous assumptions including, among others, projections of revenues, operating income, benefits and other expenses, depreciation and amortization, capital expenditures and working capital requirements. No assurances can be given with respect to any such assumptions. These projections do not give effect to the Offer or the potential combined operations of Purchaser and the Company or any alterations Purchaser may make to the Company's operations or strategy after the consummation of the Offer. The foregoing projections are presented for the limited purpose of giving the stockholders access to the material financial projections prepared by the Company's management that were made available to Purchaser in connection with the Recapitalization Agreement and the Offer. Risks and uncertainties faced by the Company are discussed in greater detail in the Company's periodic filings with the SEC. Also, many of the assumptions upon which the projections were based, none of which were approved by Purchaser, are dependent upon economic forecasting (both general and specific to the Company's businesses) which is inherently uncertain and subjective. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate and actual results may be materially greater or less than those contained in the projections.

   The inclusion of the foregoing projections should not be regarded as an indication that the Company, Purchaser or any other person who received such information considers it a reliable prediction of future events, and Purchaser has not relied (nor should any other person rely) on them as such. Neither Purchaser nor any of its advisors assumes any responsibility for the reasonableness, completeness, accuracy or validity of any of the projections. None of the Company, Purchaser or any of their representatives has made, or makes, any representation to any person regarding the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

   In addition, the foregoing projections were not prepared in accordance with generally accepted accounting principles, and neither the Company's nor Purchaser's independent accountants has examined or compiled any of the foregoing projections or expressed any conclusion or provided any other form of assurance with respect to the foregoing projections and accordingly assume no responsibility for these projections. The foregoing projections were prepared with a limited degree of precision, and were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require a more complete presentation of data than as shown above. The inclusion of the foregoing projections herein should not be regarded as a representation by Purchaser or the Company that the projected results will be achieved. These projections should be read in conjunction with the historical financial information of the Company.

   Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the SEC relating to its business, financial condition, and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. Such reports, proxy statements, and other information (including financial statements) should be available for inspection at the SEC's Public Reference Room, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies should be obtainable upon payment of the SEC's customary charges by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material should also be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information (including financial statements) regarding registrants that file electronically with the SEC.

9. Certain Information Concerning Purchaser.

   Information Concerning Purchaser. Purchaser, a Delaware limited liability company, was recently incorporated for the purpose of investing in the Company and, to date, has engaged in no other activities other than those incidental to the Offer, the Preferred Stock Purchase and the Recapitalization Agreement. As of the acceptance of the Shares for purchase pursuant to the Offer, a majority of Purchaser's outstanding membership interests will be beneficially owned in the aggregate by Kohlberg Investors IV, L.P. ("Investors IV"), Kohlberg TE Investors IV, L.P. ("TE Investors IV"), Kohlberg Offshore Investors IV, L.P. ("Offshore Investors IV") and Kohlberg Partners IV, L.P. ("Partners IV" and, collectively with Investors IV, TE Investors IV and Offshore Investors IV, "Kohlberg Fund IV"). Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to Purchaser's formation and capitalization and the transactions contemplated by the Offer. Purchaser is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Purchaser are located at 111 Radio Circle, Mount Kisco, New York 10549, telephone number (914) 241-7430. The name, business address, past and present principal occupations and citizenship of each of the authorized managers of Purchaser are set forth in Annex I to this Offer to Purchase.

   Information Concerning Kohlberg Fund IV. Kohlberg Fund IV is a private investment fund comprised of four limited partnerships--Investors IV, TE Investors IV, Offshore Investors IV and Partners IV--each of which was organized under the laws of the State of Delaware. The Offer and Preferred Stock Purchase represent Kohlberg Fund IV's first investment and, to date, Kohlberg Fund IV has engaged in no activities other than the formation of Purchaser and those other activities incidental to the Offer, the Preferred Stock Purchase and the Recapitalization Agreement. The general partner of each of the limited partnerships that comprise Kohlberg Fund IV is Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Kohlberg Management IV"), which was formed for the purpose of forming each of Kohlberg Fund IV's limited partnerships and, to date, has engaged in no other activities other than those incidental to such formations. The principal executive offices of Kohlberg Management IV and each of the limited partnerships that comprise Kohlberg Fund IV are located at 111 Radio Circle, Mount Kisco, New York 10549, telephone number (914) 241-7430.

   Information Concerning Kohlberg & Co., L.L.C. Kohlberg & Co., L.L.C. ("Kohlberg & Co.") is a well known U.S. private equity firm specializing in middle market investing whose objective has been to realize gains through control investments in a diversified portfolio of companies. Purchaser was formed at the direction of Kohlberg & Co., and representatives of Kohlberg & Co. conducted the initial negotiations with management of the Company in connection with the Offer and the Recapitalization Agreement. William F. Andrews, who is a director of the Company, is an operating principal of Kohlberg & Co. and a director of several of Kohlberg & Co.'s portfolio companies. Mr. Andrews has assisted Kohlberg & Co. in making a number of acquisitions and receives a consulting fee from Kohlberg & Co. for his services. During 1999 and 2000, Mr. Andrews received aggregate consulting fees of approximately $450,000 from Kohlberg & Co. Mr. Andrews, in his capacity as a director of the Company, removed himself from consideration of transactions contemplated by the Recapitalization Agreement because of his affiliation with Kohlberg & Co. See Section 11, "Background of the Offer." As of March 19, 2001, Mr. Andrews was the beneficial owner of 17,000 Shares, including 12,000 Shares underlying currently exercisable nonqualified stock options under the Katy Industries, Inc. Non-employee Director Stock Option Plan. This amounts to less than 1% of the Company's outstanding Shares. Kohlberg & Co. is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Kohlberg & Co. are located at 111 Radio Circle, Mount Kisco, New York 10549, telephone number

(914) 241-7430. The name, business address, past and present principal occupations and citizenship of each of the principals of Kohlberg & Co. are set forth in Annex I to this Offer to Purchase.

   Ownership Interest in the Company. Pursuant to the Voting Agreement, Purchaser, Kohlberg Fund IV, Kohlberg Management IV and James A. Kohlberg may be deemed to beneficially own 2,500,000 Shares (including Shares subject to options that may be acquired within 60 days) constituting approximately 29.8% of the issued and outstanding shares of Common Stock of the Company as of April 23, 2001. All of such 2,500,000 Shares are directly owned beneficially or of record by the Agreement Stockholders. See the "Introduction" to this Offer to Purchase and Section 13, "The Transaction Documents and the Recapitalization--The Voting Agreement." Each of Purchaser, Kohlberg Fund IV, Kohlberg Management IV, Kohlberg & Co. and James A. Kohlberg expressly disclaims beneficial ownership of such Shares. In addition, Purchaser, Kohlberg Fund IV, Kohlberg Management IV and James A. Kohlberg may be deemed to beneficially own 17,000 Shares beneficially owned by William F. Andrews, who is a director of the Company and an operating principal of Kohlberg & Co. Each of Purchaser, Kohlberg Fund IV, Kohlberg Management IV and James A. Kohlberg expressly disclaims beneficial ownership of any Shares beneficially owned by Mr. Andrews.

   Summary Financial Information. Because Purchaser was formed solely for the purpose of investing in the Company, Purchaser has minimal assets and liabilities and no meaningful historical financial information other than the commitment by Kohlberg Fund IV to provide Purchaser with $60 million of equity capital. As of the acceptance of the Shares for purchase pursuant to the Offer, a majority of the outstanding membership interests of Purchaser will be beneficially owned by Kohlberg Fund IV. Kohlberg Fund IV has a committed pool of approximately $420 million of equity capital and has committed to provide Purchaser with $60 million to consummate the purchase of Shares tendered in the Offer and the Preferred Stock Purchase. See Section 10, "Source and Amount of Funds." However, because Kohlberg Fund IV has no operating history and because the Offer and Preferred Stock Purchase represent its first investment, Kohlberg Fund IV has minimal assets and liabilities and no meaningful historical financial information other than its committed pool of approximately $420 million of equity capital.

   Past Contacts, Transactions, Negotiations and Agreements. Except as set forth in this Offer to Purchase:

  . none of Purchaser, Kohlberg Fund IV, Kohlberg Management IV nor Kohlberg & Co. nor, to the best knowledge of Purchaser, Kohlberg Fund IV, Kohlberg Management IV and Kohlberg & Co., any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority owned subsidiary of any of the foregoing, (i) beneficially owns or has a right to acquire any Shares or any other equity securities of the Company except for (A) 2,500,000 Shares which may be deemed beneficially owned by Purchaser, Kohlberg Fund IV, Kohlberg Management IV, Kohlberg & Co. and James A. Kohlberg by virtue of the Voting Agreement and (B) 17,000 Shares which may be deemed beneficially owned by such persons because these Shares are beneficially owned by William F. Andrews, who is a director of the Company and an operating principal of Kohlberg & Co.;
     (ii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company other than the Voting Agreement; or (iii) has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days;

  . there have never been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Purchaser, Kohlberg Fund IV, Kohlberg Management IV, Kohlberg & Co. or any of their respective subsidiaries, or, to the best knowledge of Purchaser, Kohlberg Fund IV, Kohlberg Management IV and Kohlberg & Co., any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and

  . there have never been any negotiations, transactions or material contacts between any of Purchaser, Kohlberg Fund IV, Kohlberg Management IV, Kohlberg & Co. or any of their respective subsidiaries or, to the best knowledge of Purchaser, Kohlberg Fund IV, Kohlberg Management IV and Kohlberg & Co., any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of the Company, any election of directors of the Company, or any sale or other transfer of a material amount of assets of the Company.

   Except as set forth in this Offer to Purchase, none of Purchaser, Kohlberg Fund IV, Kohlberg Management IV or Kohlberg & Co. had any relationship with the Company or the Agreement Stockholders prior to the commencement of the discussions which led to the execution of the Recapitalization Agreement. See
Section 11, "Background of the Offer." Each of Purchaser, Kohlberg Fund IV, Kohlberg Management IV and Kohlberg & Co. disclaims that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act.

   Available Information. Purchaser, Kohlberg Fund IV, Kohlberg Management IV and Kohlberg & Co. are privately-held companies and are generally not subject to the information filing requirements of the Exchange Act, and are generally not required to file reports, proxy statements and other information with the SEC relating to their respective businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, Purchaser and Kohlberg & Co. filed with the SEC a Schedule TO, together with exhibits, including this Offer to Purchase and the Recapitalization Agreement, which provides certain additional information with respect to the Offer, and Purchaser, Kohlberg Fund IV, Kohlberg Management IV and James A. Kohlberg and the Agreement Stockholders filed a statement of beneficial ownership on
Schedule 13D with the SEC on April 9, 2001, which describes the filing persons' ownership interests in the Company. The Schedule TO and the Schedule 13D and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and (ii) by accessing the SEC's website on the Internet at http://www.sec.gov.

10. Source and Amount of Funds.

   If 2,500,000 Shares are tendered in response to the Offer, Purchaser would be required to pay a total of $20 million to purchase the tendered Shares. In addition, concurrently with the consummation of the Offer, Purchaser will be required to pay a total of $40 million to purchase the Convertible Preferred Stock from the Company. Purchaser expects to obtain the funds required to consummate the Offer and the Preferred Stock Purchase through the sale of $60 million of membership interests to Kohlberg Fund IV. Kohlberg & Co. has entered into a commitment letter, dated March 27, 2001, with the Company (a copy of which is attached as an exhibit to the Schedule TO) in this regard, evidencing the commitment of Kohlberg Fund IV to purchase up to $60 million of membership interests in Purchaser, which commitment is conditioned only on the terms and conditions of the Recapitalization Agreement. The commitment letter permits Kohlberg Fund IV to allow other investors to participate in the investment in Purchaser provided that Purchaser receives not less that $60 million in cash and that Kohlberg Fund IV directly or indirectly has economic and voting control of Purchaser. Kohlberg Fund IV will purchase the $60 million of membership interests in Purchaser using its committed pool of approximately $420 million of equity capital. Although Purchaser has sufficient committed funds to consummate the purchase of Shares tendered in the Offer and the Preferred Stock Purchase, the Offer is conditioned upon the Company executing definitive documentation with Bankers Trust Company ("BTCo") with respect to the credit facilities to be established in connection with the refinancing of the Company's existing loans. See Section 13, "The Transaction Documents and the Recapitalization--The Recapitalization--Refinancing with Bankers Trust Company." Purchaser currently has no alternative financing arrangements or plans in the event that the planned refinancing with BTCo falls through.

11. Background of the Offer.

   In September 2000, the Company recognized that it would fall out of compliance with its financial ratio covenant under its existing bank credit agreement governing maximum leverage and commenced negotiations with its bank group with respect to a waiver. On September 28, 2000, the bank group agreed to waive the covenant defaults through October 27, 2000 to provide time to arrive at an amendment to the credit agreement satisfactory to the Company and the bank group. Underlying the waiver and the proposed amendment was an understanding that the Company would consider strategic alternatives, including the potential sale of the Company or one or more of its material subsidiaries. Unless the banks' waiver was extended beyond October 27, 2000, the Company would have been in default under the credit agreement, and the banks could have accelerated the debt and demanded immediate payment from the Company.

   In early October 2000, the Company's Board of Directors retained Debevoise & Plimpton, as legal counsel, to assist in negotiations with the Company's lenders and with the consideration and negotiation of strategic alternatives.

   On October 3, 2000, the Company's Board of Directors determined that the Company should begin exploring possible strategic alternatives, including alternatives to remaining an independent company. The Company's Board of Directors authorized senior management of the Company to contact potential strategic and financial partners and to provide confidential the Company information to such persons. In addition, the Company's Board of Directors requested senior management of the Company to continue to analyze the Company's financial position in order to determine whether a stand-alone alternative, with or without the sale of subsidiaries of the Company, was feasible in the context of the financial covenants in the existing credit agreement.

   After the October 3, 2000 Board of Directors meeting, management of the Company completed preparation of an information package (the "Information Package") concerning the Company which contained historical financial information, segment information, the information memorandum sent to the Company's bank group in connection with the proposed amendment to the credit agreement and certain forecasts. The forecasts included an estimate of earnings before interest, taxes, depreciation and amortization ("EBITDA") (from continuing segments and before unusual items) for the fourth quarter of 2000 and for the full year 2000 of $12.4 million and $42.0 million, respectively. The forecasts also included an estimate of EBITDA for 2001 of between $47.4 million and $50.6 million and EBITDA for 2002 of between $63.0 million and $69.4 million.

   In early October 2000, the Company contacted a number of potential strategic and financial partners inquiring as to their interest in acquiring the Company. Kohlberg & Co. was introduced to the Company by William F. Andrews, a director of the Company, who at that time informed the Company that he was an operating principal of Kohlberg & Co. and received a consulting fee from that company and also served as a director of several companies affiliated with Kohlberg & Co. The Information Package was transmitted to those parties that expressed preliminary interest in the Company, once such parties executed confidentiality agreements with the Company. In total, management contacted 16 potential buyers, including 11 strategic buyers (that is, companies engaged in similar businesses) and five financial buyers. Of the parties contacted, five strategic buyers and three financial buyers expressed preliminary interest and executed confidentiality agreements. These interested recipients included Kohlberg & Co., which signed a confidentiality agreement on October 11, 2000.

   On or about October 12, 2000, representatives of Kohlberg & Co. met with John R. Prann, Jr., then the Chief Executive Officer and a director of the Company, and with other representatives of senior management at the Company's head office at Englewood, Colorado.

   At a meeting of the Company's Board of Directors on October 13, 2000, Mr. Prann reported that Kohlberg & Co. was interested in acquiring the Company in a transaction in which trusts associated with members of the Carroll family would exchange a portion of their shareholdings in the Company for shares of an affiliate that would acquire the publicly held Shares at a price of $14.50 per Share.

   In the second half of October 2000, Kohlberg & Co. and two of its prospective financing sources met with representatives of the Company for additional business due diligence discussions.

   In late October 2000, of the potential purchasers that had initially expressed interest, only two potential strategic buyers ("Public Company 1" and "Public Company 2") remained interested in considering a transaction to purchase all or part of the Company.

   After negotiations throughout October 2000 with the Company's existing lenders on an amendment to the existing credit agreement, on October 27, 2000, an amendment to the credit agreement was signed. As a part of the amendment, compliance with certain covenants required by the credit agreement was waived as of September 30, 2000, and new ratio levels for certain covenants were established for measurement at December 31, 2000. Also as part of the amendment, the Company agreed to grant the lenders under the credit agreement a security interest in all of the Company's and its subsidiaries' material assets on March 31, 2001, if certain events did not occur before February 28, 2001. Under the terms of the amendment, a security interest was not required if (i) on or before February 28, 2001, a letter of intent (satisfactory to the bank group) existed for the sale of (A) the Company as a whole or (B) one or more of its material subsidiaries if (in the case of clause (B)) the Company demonstrates that following such sale the Company would be in compliance with a specified leverage ratio, or (ii) the Company was in compliance with certain covenants at pre-amendment ratio levels.

   On October 26, 2000, based on publicly available information and additional information about the Company that Kohlberg & Co. received from the Company, including the Company's estimates for its EBITDA for the fourth quarter and the full year 2000, Kohlberg & Co. submitted a draft preliminary indication of interest to acquire the Company for a purchase price of up to $14.50 per Share in cash. At the request of the Company, Kohlberg & Co. submitted a revised preliminary indication of interest on October 27, 2000, to provide for a firm purchase price of $14.50 per Share in cash. This signed indication of interest was accompanied by a letter from one of Kohlberg & Co.'s prospective financing sources indicating that it was confident that it could arrange the financing needed to complete the transaction. The Kohlberg & Co. proposal contemplated the entry into a letter of intent with an exclusivity period and an expense reimbursement, together with, in the event that negotiations with certain strategic partners are exempted from the exclusivity covenant, a termination fee.

   The Company's Board of Directors considered the Kohlberg & Co. draft letter of intent with respect to its proposal at a meeting on October 27, 2000. The proposal was for the acquisition of all of the Company's outstanding Shares. Part of the outstanding Shares owned by the Carroll trusts would be exchanged for shares of a Kohlberg & Co. affiliate, which would acquire the balance of the outstanding Shares for cash at the price of $14.50 per Share. Also at this meeting, the Company's Board of Directors authorized the retention of Bear Stearns to render a fairness opinion with respect to a transaction with Kohlberg & Co. if requested to do so.

   On October 31, 2000, the Company's Board of Directors met with representatives of Bear Stearns and Debevoise & Plimpton to consider the expressions of interest that had been received, to be updated on discussions with the other potential buyers still involved in the process and to consider the steps to be taken. At the start of the meeting, Mr. Christopher Lacovara, a principal of Kohlberg & Co., was present and discussed and answered questions regarding Kohlberg & Co.'s expression of interest. At the October 31, 2000 meeting, Mr. Andrews, one of the Company's directors, reminded the Company's Board of Directors that he was an operating principal of Kohlberg & Co., was a director of several of Kohlberg & Co.'s portfolio companies, had assisted Kohlberg & Co. in making a number of acquisitions and received a retainer for his services. In light of Kohlberg & Co.'s interest in sponsoring an acquisition of the Company, Mr. Andrews excused himself from the meeting and stated that he would not participate in future board meetings as long as a possible transaction with Kohlberg & Co. was under consideration.

   At the October 31, 2000 meeting, after Mr. Andrews excused himself, the Company's Board of Directors also reviewed other alternatives. While Public Company 1 had signed a confidentiality agreement, it had not submitted an expression of interest. One financial sponsor ("Financial Sponsor 1") which had done only limited due diligence had submitted an expression of interest for an acquisition at a broad indicated price range ($12.00 to $15.50 per Share) in a transaction in which the Carroll trusts and management would have the option of retaining a meaningful equity interest in the Company. The expression of interest was unaccompanied by expressions of interest from financing sources and contemplated a period of exclusivity and a break-up fee.

   On November 2, 2000, Kohlberg & Co. delivered a draft letter of intent to the Company, which included a purchase price of $14.50 per Share.
Representatives of the Company and of Kohlberg & Co. negotiated the terms of the draft Letter of Intent between November 2, 2000 and November 6, 2000.

   On November 6, 2000, representatives of the Financial Sponsor 1, having been informed earlier of the state of negotiations with Kohlberg & Co., had indicated that the timeline for a transaction was too rapid for it and that it had decided not to proceed at that time.

   On November 6, 2000, the Company's Board of Directors was advised of the decision of Financial Sponsor 1 not to proceed and that Public Company 1 had decided not to make a proposal at that time. Public Company 2 had scheduled some due diligence discussions with the Company. Another potential strategic buyer was interested only in the Company's abrasives businesses. After review of the improvements in the letter of intent since the initial draft received from Kohlberg & Co., the Company's Board of Directors (without the participation of Arthur Miller, a trustee of the Carroll family trusts, or of Wallace Carroll or Amelia Carroll) authorized the execution of the letter of intent (the "First Letter of Intent"), which was executed that day.

   The First Letter of Intent provided for an acquisition of all of the Shares. The Carroll family trusts would be permitted to exchange all or part of their Shares for shares of a newly formed Kohlberg & Co. affiliate, which would acquire the other Shares at a purchase price of $14.50 per Share in cash. The First Letter of Intent contemplated a 30-day period during which Kohlberg & Co. would complete its due diligence and financing arrangements. The First Letter of Intent provided for a 45-day exclusive negotiation period with Kohlberg & Co., but specifically exempted ongoing discussions between the Company and two named strategic buyers and also permitted discussions with unsolicited other bidders if the Company's Board of Directors determined, after consultation with its legal and financial advisors, that failure to participate in such discussions would be inconsistent with the directors' fiduciary duties. The First Letter of Intent provided for an expense reimbursement not to exceed $250,000 and a termination fee of $1.5 million upon the consummation of a competing transaction if, during the term of the First Letter of Intent, the Company did not enter into a definitive agreement despite Kohlberg & Co.'s willingness to do so at the price and substantially on the terms contained in the First Letter of Intent.

   Also on November 6, 2000, the Company issued a press release announcing that it was exploring its strategic alternatives, including the possible sale of the Company, and that it was in discussions with a potential purchaser relating to a transaction involving the purchase of the Company at a premium to its then current price.

   In mid-November 2000, representatives of Kohlberg & Co. and one of its prospective financing sources toured the facilities and met with management of several of the Company's subsidiaries. During this period, Kohlberg & Co. reviewed transaction financing alternatives with five commercial banks and two mezzanine lenders.

   In late November 2000, management of the Company informed Kohlberg & Co. that it was revising downward its EBITDA forecasts for the fourth quarter and for the year 2000 and provided Kohlberg & Co. with its revised forecasts. The revised forecasts estimated EBITDA (from continuing segments and before unusual items) for the fourth quarter of 2000 and for the full year 2000 at $7.0 million and $37.2 million, respectively. The revised forecasts also estimated EBITDA for 2001 at $47.5 million but did not include a revised estimate for 2002.

   Kohlberg & Co. thereafter revised its financial analysis based on the new information provided by management. Kohlberg & Co. also continued discussions with selected financing institutions to discuss financing for the transaction. During this period, most of the commercial banks and both of the mezzanine lenders declined to participate in the financing. Starting in late 2000, an alternative financing source, an asset-backed lender (BTCo), commenced its due diligence efforts.

   Following the completion of this revised analysis, Kohlberg & Co. informed the Company that, primarily because of the decline in expected fourth quarter results, it would not be able to complete a transaction at the price outlined in the First Letter of Intent. On November 28, 2000, Kohlberg & Co. circulated a proposed amendment to the First Letter of Intent, but without a specified price per Share, for a transaction with the Company. Mr. Lacovara informed the Company that the offer price would likely be between $9.00 and $10.00 per Share. On November 30, 2000, the Company's Board of Directors decided not to extend the exclusivity period, but to keep working towards a transaction with Kohlberg & Co. The First Letter of Intent was terminated by the Company in early December 2000.

   On December 14, 2000, Mr. Lacovara telephoned Mr. Prann and confirmed that Kohlberg & Co. had concluded that the Company's operating results and the results of Kohlberg & Co.'s review of the Company did not support the valuation provided in the First Letter of Intent. At that time, the Company was estimating that its EBITDA (from continuing segments and before unusual items) for the full year 2000 would be approximately $37.5 million. It also had increased its estimate of its highest expected total required borrowings during 2001 to $158 million. Based on this information and the results of Kohlberg & Co.'s due diligence review, including its estimate of payments required in the event of a change of control of the Company, Mr. Lacovara expressed interest in acquiring the Company for a purchase price of $8.25 per Share in cash.

   That day, Mr. Lacovara delivered to the Company a first draft of a merger agreement, and the Company's Board of Directors met with representatives of Debevoise & Plimpton and Bear Stearns. The Company's Board of Directors considered the status of discussions with Kohlberg & Co. and also reviewed the Company's alternatives. There had been discussions with another financial sponsor, which had indicated that because of the current state of the financing markets it would not be able to bid higher than the then trading price for the Company stock (then about $7.63 per Share). That financial buyer later decided it did not wish to proceed further. The Company had not heard back from Public Company 2, which had undertaken some preliminary due diligence with the Company after the November 6, 2000 meeting. The Company's Board of Directors also considered the alternative of continuing as an independent company. The Company's Board had real questions as to the Company's ability to restructure its debt, and whether, if the Company sold businesses, the earnings of the remaining businesses would be consistent with the Company remaining a public company.

   Because the Kohlberg & Co. proposal provided for the possibility of allowing (but not requiring) the Carroll family trusts to exchange their Shares for common stock of a newly formed Kohlberg & Co. affiliate that would be the acquisition vehicle, the Company's Board of Directors at the December 14, 2000 meeting formed a special committee of directors (the "Special Committee") who were not connected with the Carroll family trusts to negotiate with Kohlberg & Co. The members of the Special Committee were Charles W. Sahlman, Jacob Saliba and Daniel B. Carroll. The Special Committee was authorized to consider whether the Kohlberg & Co. proposal was in the best interests of the Company's stockholders who were not part of the buying group, to negotiate with Kohlberg & Co. and to consider and negotiate any alternatives it believed to be available. It was also authorized to give instructions to Bear Stearns and to Debevoise & Plimpton.

   On December 20, 2000, Kohlberg & Co. submitted to the Company a draft of a second letter of intent (the "Second Letter of Intent"), which included a purchase price of $8.25 per Share, a renewed exclusivity period and provision for expense reimbursement and a termination fee. Kohlberg & Co. requested that this Second Letter of Intent be executed prior to the commencement of negotiations on the definitive merger agreement.

   On December 21, 2000, the Special Committee, Bear Stearns and Debevoise & Plimpton discussed with Mr. Lacovara Kohlberg & Co.'s insistence on the Second Letter of Intent, the various factors considered by Kohlberg & Co. in arriving at the price reduction and the state of Kohlberg & Co.'s financing negotiations. Mr. Lacovara indicated that Kohlberg & Co. had received an oral expression of interest from an asset-based financing source, BTCo, in financing the transaction.

   Before the Second Letter of Intent was executed, a member of the Special Committee and subsequently a senior officer of the Company had contacted representatives of Public Company 1, and had been advised that Public Company 1 might never submit a proposal and in any event would not consider doing so unless a transaction with another party were to be announced. The Special Committee and the Company's Board of

Directors also considered the alternative of the Company continuing on a stand-alone basis, with or without sales of businesses.

   Following further negotiation of terms, and preliminary exchanges of comments on a draft merger agreement provided by Kohlberg & Co.'s counsel, on January 2, 2001, Kohlberg & Co. and the Company signed the Second Letter of Intent. The Second Letter of Intent, as executed, provided for a renewed exclusivity period until the letter was terminated. Either party could terminate the Second Letter of Intent if, among other things, the definitive agreement was not signed by January 15, 2001. The Second Letter of Intent also provided for an expense reimbursement not to exceed $500,000 and, to the extent that Kohlberg & Co. was able to sign a definitive merger agreement at $8.25 per Share, a termination fee of $1.5 million payable upon the consummation of a competing transaction.

   By letter dated January 8, 2001, Bear Stearns was formally engaged to render an opinion as to the fairness of the proposed transaction.

   After counsel for the Special Committee gave its comments on a revised draft merger agreement, representatives of Debevoise & Plimpton met on January 12, 2001 with Mr. Lacovara and representatives of Hunton & Williams, counsel to Kohlberg & Co., to discuss the outstanding issues associated with the draft merger agreement. At that meeting, the Kohlberg & Co. representatives requested a one week extension of the specified dates in the Second Letter of Intent.

   In the evening of January 15, 2000, Mr. Lacovara telephoned Mr. Prann and representatives of Debevoise & Plimpton, counsel to the Special Committee, to inform them that Kohlberg & Co. had concerns with the liquidity position of the Company post-closing, based on the Company's projected debt levels (excluding severance and other change in control payments) reaching $165 million in May 2001, and that Kohlberg & Co. was considering an additional equity investment in the transaction. Mr. Lacovara indicated that the Kohlberg & Co. partnership would be meeting on January 17, 2001 to determine whether to contribute an additional $15 million of equity, and that without that contribution, Mr. Lacovara did not feel comfortable that Kohlberg & Co. could pursue the transaction. Mr. Lacovara also expressed concern over the Company's debt levels and the lower accounts receivable and inventory balance.

   Given the uncertainty raised by Mr. Lacovara's update, on January 16, 2001, the Company's Board of Directors determined to postpone a decision on the proposed amendment to the Second Letter of Intent.

   On January 17, 2001, Mr. Lacovara informed the Company that the Kohlberg & Co. principals had voted against the proposed additional $15 million equity investment and that, as a result, Kohlberg & Co. would be unable to continue working on the transaction unless an alternative solution to the liquidity concern was found. On each of January 18, 2001 and January 19, 2001, the Special Committee and representatives of Debevoise & Plimpton met with Mr. Lacovara to discuss Kohlberg & Co.'s concerns and to discuss possible solutions, including the possibility of increasing the level of proposed subordinated debt financing, negotiating a deferral of payments, which would be owed upon a change of control, to the holder of preferred units in Contico International, L.L.C. ("Contico"), a subsidiary of the Company, and proceeding with sales of subsidiaries of the Company. On January 19, 2001, the Special Committee authorized Mr. Prann to proceed with discussions in respect of the proposed sale of Hamilton Metals, L.P. ("Hamilton"), a wholly owned subsidiary of the Company, and authorized representatives of Kohlberg & Co. to contact directly the holder of the Contico preferred units.

   In late January 2001, representatives of the Special Committee and of Kohlberg & Co. negotiated the terms of the proposed amendment to the Second Letter of Intent. Changes requested by representatives of the Special Committee included exclusions from the exclusivity covenant for discussions with (i) Public Company 1, (ii) potential purchasers of Contico's retail division, (iii) potential purchasers of Hamilton and (iv) unsolicited bidders.

   In January 2001, the Company began discussion with several potential buyers of Hamilton.

   In the second half of January 2001, Kohlberg & Co. representatives, seeking additional post-closing liquidity for the Company, discussed with the holder of the Contico preferred units the possible deferral of approximately $33 million otherwise payable to the holder following the closing.

   On January 31, 2001, Kohlberg & Co. and the Company executed an amended letter of intent (the "Third Letter of Intent"). The Third Letter of Intent contemplated that the Carroll family trusts would convert 727,273 of their Shares for shares of a newly formed Kohlberg & Co. affiliate, which would acquire the other Shares at a price of $8.25 per Share. The Third Letter of Intent contained the requested carve-outs on exclusivity during the term of the agreement, and provided for a termination fee of $1.5 million, if Kohlberg & Co. was able to sign the merger agreement by February 5, 2001, payable upon the consummation of a competing transaction.

   On February 2, 2001, representatives of Kohlberg & Co. met with members of the Company's senior management to provide an overview of the proposed transaction, to review the proposed business plan and to discuss the proposed equity program.

   In mid-February 2001, Mr. Lacovara informed counsel to the Company of additional obstacles to the proposed transaction to acquire the Company, which consisted of the need to obtain an additional $15 million in financing because of the reduction in the amount Kohlberg & Co.'s proposed asset-based lender
(BTCo) was prepared to lend based on appraisals of the assets, the poor fourth quarter results, the negative earnings outlook for the first quarter of 2001 and the generally poor economic conditions. Based on these four factors, Kohlberg & Co. thought it would be difficult to complete the transaction contemplated by the Third Letter of Intent.

   As a result of the above, Mr. Lacovara proposed, as an alternative to the proposed acquisition transaction with the Company ("Plan A"), a recapitalization ("Plan B") under which Kohlberg & Co. would buy new equity from the Company with proceeds used to reduce existing debt to a level which could be financed by BTCo and would buy a portion of the existing Shares. This proposal eventually formed the basis for the Preferred Stock Purchase and the Offer.

   On February 17, 2001, Mr. Lacovara sent to the Company Kohlberg & Co.'s analysis of the components of both Plan A and Plan B. On February 18, 2001, Mr. Lacovara reviewed the terms of each of Plan A and Plan B with the Special Committee, and reported on the status of efforts to find the additional financing for Plan A.

   On February 21, 2001, Kohlberg & Co. sent a draft of a revised letter of intent (the "Fourth Letter of Intent") reflecting Kohlberg & Co.'s Plan B. The Fourth Letter of Intent contained a proposed price of $7.50 per Share. Kohlberg & Co. made clear that its interest in exploring Plan B was conditioned on its acquiring, through a purchase of outstanding Shares and through a purchase of convertible preferred stock, a majority of the equity interest in the Company, representing a majority of the Shares after giving effect to conversion of the convertible preferred stock, and also acquiring the right to nominate a majority of the Company's Board of Directors. Kohlberg & Co. informed the Company that it needed these rights to comply with requirements in the partnerships comprising the investment fund with which Purchaser is affiliated. As under Plan A, Kohlberg & Co. requested that the Agreement Stockholders agree to support the transaction by entering into a voting agreement.

   On February 24, 2001, the Company responded to Kohlberg & Co., indicating that the Company was interested in exploring Plan B as set forth in the Fourth Letter of Intent, but at a higher price, and provided comments on the Fourth Letter of Intent to Kohlberg & Co.

   During February 2001, after the Third Letter of Intent was signed, the Company carried on discussions with Public Company 1 and with a potential strategic buyer of Contico's retail division. In February 2001, Public Company 1 said it was not interested in an acquisition of the Company as a whole, but was interested in Contico. Discussions with both potential buyers broke off by the end of February 2001. While Public Company 1 indicated that it continued to be interested in buying Contico, it concluded that it could not follow through on such a transaction until the second half of 2001. The other potential strategic buyer informed the Company that it was not interested in exploring further the possible purchase of part of Contico.

   In the latter half of February 2001, Kohlberg & Co. informed representatives of the Company that it could not complete Plan A because of the negative EBITDA trends, the expected debt financing shortfall and the possibility that without adequate liquidity coverage lenders might not provide financing at closing.

   On March 2, 2001, after additional negotiation, Kohlberg & Co. and the Company executed the Fourth Letter of Intent. The Fourth Letter of Intent, as executed, incorporated many of the changes requested by the Company, including
(i) an increase in the purchase price from $7.50 to $8.00 per Share, (ii) the dropping of a request by Kohlberg & Co. that entry into a definitive agreement trigger the reimbursement by the Company of up to $750,000 of Kohlberg & Co.'s expenses and (iii) Kohlberg & Co.'s agreement that the definitive agreement would permit the Company to have discussions with unsolicited competing bidders and to terminate the definitive agreement (upon payment of a $2 million termination fee in addition to reimbursement of Kohlberg & Co.'s reasonably documented expenses) if the Company's Board of Directors determined after consulting with counsel that failure to take these actions would be inconsistent with the Board's fiduciary duties. The obligation to enter into a definitive agreement was conditioned on, among other things, the execution of a letter of intent relating to the divestiture of Hamilton and the negotiation of a term sheet for the refinancing of the Company's existing bank loans. The Fourth Letter of Intent provided for expense reimbursement to Kohlberg & Co. of up to $750,000. The Fourth Letter of Intent formed the basis for the Recapitalization Agreement, the Preferred Stock Purchase and the Offer.

   On March 2, 2001, the Company issued a press release announcing that it was engaged in discussions with a potential purchaser of a substantial equity position in the Company. The press release noted that the discussions contemplated a purchase of a substantial minority stake in the Company. The press release also noted that the discussions referred to in the Company's press release of November 6, 2000 had been suspended by these discussions with the same potential purchaser.

   In early March 2001, the Company management informed Kohlberg & Co. that it was revising downward its EBITDA forecast (from continuing segments, including Hamilton, and before unusual items) for 2001 to $43.9 million.

   In March 2001, Kohlberg & Co. and the Company engaged in discussions with the Company's existing lenders and with BTCo and other potential financing sources concerning refinancing the Company's existing credit facilities.

   On March 7, 2001, the Company entered into a non-binding letter of intent with respect to the sale of substantially all of the assets of Hamilton.

   On March 7, 2001, representatives of Hunton & Williams delivered to Debevoise & Plimpton an initial draft of the Recapitalization Agreement. The draft Recapitalization Agreement was based, in large part, on the merger agreement that had previously been negotiated by Kohlberg & Co. and the Company in connection with Plan A. On March 8, 2001, representatives of Debevoise & Plimpton, on behalf of the Company, delivered to Hunton & Williams comments on the initial draft of the Recapitalization Agreement.

   On March 9, 2001, representatives of the Company discussed the Recapitalization Agreement with representatives of Kohlberg & Co. and on March 12, 2001, counsel to Kohlberg & Co. distributed a revised draft of the Recapitalization Agreement.

   On March 12, 2001, the Company and Kohlberg & Co. extended from March 9, 2001 to March 26, 2001 the date after which either party could terminate the Fourth Letter of Intent if a definitive purchase agreement had not been executed by that date.

   On March 13, 2001, counsel to Kohlberg & Co. distributed a first draft of the Voting Agreement, based in large part on the stock voting and tender agreement previously negotiated between Kohlberg & Co. and the Company in connection with Plan A.

   During the period from March 12, 2001 through March 28, 2001 representatives of the Company and its legal advisers finalized the terms of the Recapitalization Agreement with representatives of Kohlberg & Co. and its legal advisers. Representatives of the Agreement Stockholders also negotiated the terms of the Voting Agreement with representatives of Kohlberg & Co.

   On March 17, 2001, the Company's Board of Directors met with representatives of Bear Stearns and Debevoise & Plimpton to review the status of discussions with respect to the Recapitalization Agreement. On March 20, 2001, a revised draft of the Recapitalization Agreement was prepared and distributed to the Company's Board of Directors. A proposed commitment letter from BTCo to a Kohlberg & Co. affiliate to refinance the existing loans of the Company on a secured basis was also distributed to the Company's Board of Directors.

   On March 22, 2001, after meeting with representatives of the Company's senior management for an update of information about the Company's operating results and prospects, including the prospects of obtaining stand-alone financing without an equity infusion, the Company's Board of Directors and representatives of Bear Stearns and Debevoise & Plimpton met to consider the terms of the Recapitalization Agreement, as negotiated, and the transactions contemplated in the Recapitalization Agreement. Bear Stearns presented its financial analyses to the Company's Board of Directors. Representatives of Debevoise & Plimpton reviewed the duties of the Company's Board of Directors and summarized the Recapitalization Agreement and the improvements, from the perspective of the Company's stockholders, in the terms of the Recapitalization Agreement negotiated since receiving the initial draft.

   On each of March 25, 26 and 29, 2001, the Company's Board of Directors met again with representatives of Bear Stearns and Debevoise & Plimpton. At the March 29, 2001 meeting, Bear Stearns delivered to the Company's Board of Directors its oral opinion, later confirmed in writing, to the effect that, as of that date, and subject to the matters stated in the opinion, the Preferred Stock Purchase and the Offer, taken as a whole, were fair to the stockholders of the Company from a financial point of view. Following further discussion and deliberation, the Company's Board of Directors, by the unanimous vote of all directors present (Mr. Andrews was not present because of his relationship with Kohlberg & Co.): (i) approved the Recapitalization Agreement, the Preferred Stock Purchase, the Offer and the other transactions contemplated by the Recapitalization Agreement, (ii) determined that the terms of the Preferred Stock Purchase and the Offer were fair to and in the best interests of the Company's stockholders, (iii) approved amendments to the Company's Certificate of Incorporation to authorize 600,000 shares of Convertible Preferred Stock and to establish a classified Board of Directors and recommended they be submitted to the stockholders for approval, (iv) approved five nominees to the Company's Board of Directors designated by Purchaser, and Mr. C. Michael Jacobi, who Purchaser has proposed be appointed Chief Executive Officer, as nominees for director of the Company, subject to election by the stockholders, and (v) adopted an amendment to the Company's Bylaws fixing at nine the number of directors constituting the whole Board of Directors of the Company.

   On March 26, 2001, Kohlberg & Co. formed Purchaser.

   As of March 29, 2001, authorized representatives of the Company and Purchaser executed and delivered the Recapitalization Agreement, and Purchaser and the Agreement Stockholders executed and delivered the Voting Agreement.

   On March 30, 2001, the Company publicly announced the execution of the Recapitalization Agreement through a press release and filed a copy of the press release with the SEC under cover of Schedule 14D-9 and Schedule 14A. Also on March 30, 2000, Kohlberg & Co. and Purchaser filed a copy of the press release with the SEC under cover of Schedule TO.

   On April 4, 2001, Wallace E. Carroll, Jr., Amelia M. Carroll, trusts for the benefit of members of the Wallace E. Carroll, Jr. family and entities associated with the Carroll family filed a Schedule 13D with the SEC disclosing that they had entered into the Voting Agreement with Purchaser.

   On April 6, 2001, the Company filed preliminary proxy materials (the "Preliminary Proxy Statement") with the SEC in connection with its upcoming annual stockholders' meeting.

   On April 9, 2001, the Company filed Amendment No. 1 to the Preliminary Proxy Statement. Also, on April 9, 2001, Purchaser, Kohlberg Fund IV, Kohlberg Management IV and James A. Kohlberg filed a Schedule 13D with the SEC disclosing that they had entered into the Voting Agreement with Wallace E. Carroll, Jr., Amelia M. Carroll, trusts for the benefit of members of the Wallace E. Carroll, Jr. family and entities associated with the Carroll family.

   On April 13, 2001, the Company filed a Current Report on Form 8-K with the SEC disclosing that it had entered into the Recapitalization Agreement with Purchaser.

   On April 16, 2001, the Company received written comments from the SEC with respect to the Preliminary Proxy Statement.

   On April 16, 2001 and April 17, 2001, representatives of the Company furnished to Mr. Jacobi revised forecasts (in each case, from continuing segments, including Hamilton, and before unusual items), which showed EBITDA of $7.3 million for the first quarter of 2001 and EBITDA of $8.3 million for the second quarter of 2001.

   On April 19, 2001, the Company delivered a written response to the SEC in connection with the written comments the Company had received from the SEC on April 16, 2001 and filed Amendment No. 2 to the Preliminary Proxy Statement.

   On April 20, 2001, the Company's Board of Directors approved a proposed amendment to the Company's Certificate of Incorporation creating the Convertible Preferred Stock to be purchased by Purchaser and recommended that the Company's stockholders approve this amendment.

12. Purpose of the Offer; Plans for the Company.

   Purpose. The purpose of the Offer is for Purchaser to acquire for cash up to 2,500,000 but not less than 2,000,000 Shares. In addition, one of the purposes of the Offer is to influence control of the business of the Company. If Purchaser accepts for payment and pays for Shares pursuant to the terms and conditions of the Offer, Purchaser will, after the Offer expires and concurrently with the purchase of the Shares, purchase from the Company 400,000 shares of Convertible Preferred Stock pursuant to the Recapitalization Agreement, as more fully described below in Section 13, "The Transaction Documents and the Recapitalization--The Recapitalization Agreement." After completion of the purchase of Shares pursuant to the Offer and the Convertible Preferred Stock pursuant to the Preferred Stock Purchase, Purchaser will own approximately 52% of the fully diluted Shares (excluding outstanding options) if Purchaser purchases the minimum 2,000,000 Shares pursuant to the Offer (or approximately 56% of the fully diluted Shares (excluding outstanding options) if Purchaser purchases the maximum 2,500,000 Shares pursuant to the Offer) and will have the right to nominate a majority of the board of directors of the Company (the "Purchaser Designees"), subject to election by the holders of shares of Common Stock. See Section 13, "The Transaction Documents and the Recapitalization--The Recapitalization Agreement--Corporate Governance."

   Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may, under certain circumstances, be applicable to business combinations following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction. Although the purchase of a substantial number of Shares pursuant to the Offer may result in the Company being able to terminate its Exchange Act registration, Purchaser has no current intention to do so. See Section 7, "Effect of Offer on Market for Shares; New York Stock Exchange Listing; Exchange Act Registration; Margin Regulations." If such registration were terminated, Rule 13e-3 would be inapplicable to any such future business combination with Purchaser.

   Plans for the Company. Purchaser expects that, initially following the consummation of the Offer, the business and operations of the Company will generally continue as they are currently being conducted. So long as Purchaser owns Convertible Preferred Stock, Purchaser will have the right to nominate a majority of the Company's Board of Directors, subject to election by the holders of shares of Common Stock. See Section 13, "The Transaction Documents and the Recapitalization--The Recapitalization Agreement--Corporate Governance."

   It is anticipated that Mr. C. Michael Jacobi will become the Chief Executive Officer of the Company effective upon Closing Date. While no employment contract has been entered into with Mr. Jacobi, there is a written understanding between Purchaser and Mr. Jacobi that his annual base salary would be $500,000 with an annual bonus of up to $200,000. In addition, Mr. Jacobi would be entitled to severance benefits providing for continuing salary payments for (i) a period of one year in the event of an involuntary termination other than for cause or (ii) a period of two years in the event of an involuntary termination as a result of or within six months following a change in control (which is defined as (A) a sale of 100% of the Company's outstanding capital stock, (B) a sale of all or substantially all of the Company's operating assets or (C) a transaction or transactions in which any third party acquires a stock ownership greater than that held by Purchaser and in which persons nominated by Purchaser cease to constitute a majority of the Company's Board of Directors). As Chief Executive Officer, Mr. Jacobi would also be granted options to purchase 650,000 Shares which would have an exercise price of $8.00 per share. The options would vest ratably over three years, subject to the achievement of annual performance goals. All options would be subject to accelerated vesting in the event of a sale of the Company or a change in control (as defined above). Mr. Jacobi would also be paid a bonus of $50,000 on commencement of employment. Purchaser intends to submit to the Company's Board of Directors for approval the employment of Mr. Jacobi, commencing on the Closing Date, in accordance with these terms. Purchaser has conditioned its understanding with Mr. Jacobi upon approval by the Company's Board of Directors following approval of the matters relating to the Recapitalization Agreement that are to be voted on by the Company's stockholders at the Company's upcoming annual stockholders' meeting.

   With the exception of Mr. Jacobi, Purchaser currently intends to cause the Company's operations to continue to be run and managed by, among others, the Company's existing executive officers. Purchaser will continue to evaluate all aspects of the business, operations, capitalization and management of the Company during the pendency of the Offer and after the consummation of the Offer and will take such further actions as it deems appropriate under the circumstances then existing. Purchaser intends to seek additional information about the Company during this period. Thereafter, Purchaser intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management. Accordingly, Purchaser reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, Purchaser may, subject to the terms of the Recapitalization Agreement, acquire additional Shares or may dispose of Shares on the NYSE, in privately negotiated transactions or otherwise. Any such transactions may be effected at any time and from time to time, and may be made upon such terms and at such prices as Purchaser shall determine, which may be more or less than the price paid in the Offer.

   Extraordinary Corporate Transactions. Except as indicated in this Offer to Purchase, Purchaser has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the present dividend policy, or indebtedness or capitalization, of the Company, (iv) any change in the Company's present management, (v) any other material changes in the Company's corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, or (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

13. The Transaction Documents and the Recapitalization.

The Recapitalization Agreement.

   The following summary of certain material provisions of the Recapitalization Agreement, a copy of which is filed as an exhibit to the Schedule TO, is qualified in its entirety by reference to the full text of the Recapitalization Agreement, which is incorporated herein by reference.

   The Offer. The Recapitalization Agreement provides for the commencement of the Offer by Purchaser concurrently with the mailing of a definitive proxy statement by the Company to its stockholders recommending, among other things, that stockholders consider acceptance of the Offer and the tender of all or some of their Shares in the Offer and authorize the Convertible Preferred Stock, the issuance of Shares upon conversion of the Convertible Preferred Stock and the Preferred Stock Purchase at a meeting of the stockholders of the Company. The obligations of Purchaser to consummate the Offer and to accept for payment and pay for the Shares validly tendered in the Offer and not withdrawn are subject to (i) satisfaction of the Offer Conditions (to the extent not waived by Purchaser), including, without limitation, the condition that the number of Shares (up to the maximum of 2,500,000) which have been validly tendered and not withdrawn prior to the expiration of the Offer, together with the Shares into which the Convertible Preferred Stock to be purchased by Purchaser are convertible, shall represent not less than a majority of the Company's Common Stock issuable and outstanding, calculated on a fully diluted basis (exclusive of outstanding options), on the Closing Date, and (ii) pro rata acceptance for payment of Shares tendered if the total number of Shares tendered exceeds the maximum of 2,500,000. The initial expiration date of the Offer is 5:00 p.m., New York City time, on Tuesday, June 5, 2001; provided, however, that, subject to the requirements of applicable law, the term of the Offer shall be extended by Purchaser if so requested by the Company if the Offer Conditions (other than (i) the Minimum Condition, (ii) the condition that the tendered Shares, together with the Shares into which the Convertible Preferred Stock is convertible, represent a majority of the outstanding Shares calculated on a fully diluted basis (excluding outstanding options) on the Closing Date, (iii) the condition that the Company's stockholders shall have duly elected the Company's Board of Directors, including the Purchaser Designees, authorized the Preferred Stock Purchase and approved the amendment to the Company's Certificate of Incorporation authorizing the classification of the Company's Board of Directors into two classes and 600,000 shares of Convertible Preferred Stock,
(iv) the condition that the Company shall have received an unqualified audit opinion from Arthur Andersen with respect to its consolidated financial statements for the fiscal year ended December 31, 2000 and (v) the condition that the amended Certificate of Incorporation reflecting the authorization of 600,000 shares of Convertible Preferred Stock shall have been filed with the Secretary of State of the State of Delaware) shall have been satisfied as of the date of the request, and may in any case be extended in the sole discretion of Purchaser, for a period of up to 20 business days; provided, however, that in no event shall the Offer be extended beyond June 30, 2001.

   Preferred Stock Purchase. The Company agrees to sell to Purchaser, and Purchaser agrees to purchase from the Company, on the Closing Date and subject to the Offer Conditions, 400,000 shares of Convertible Preferred Stock for a purchase price of $100 per share (or an aggregate purchase price of $40 million) in cash. The consummation of the Preferred Stock Purchase will take place concurrently with the acceptance for payment of the Shares on the Closing Date.

   Conditions to Obligations of All Parties to Recapitalization Agreement. The respective obligations of each party to consummate the transactions contemplated by the Recapitalization Agreement are subject to the satisfaction or waiver, where permissible, prior to the Closing Date, of the following conditions:

  . no statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or other tribunal or governmental body or authority which prohibits the consummation of the transactions contemplated by the Recapitalization Agreement substantially on the terms contemplated thereby. If any order, decree or injunction shall have been issued, each party shall use its reasonable efforts to remove any such order, decree or injunction; and

  . all required approvals shall have been obtained, except where the failure to obtain such required approvals would not have a material adverse effect on the Company and its subsidiaries or Purchaser, as the case may be.

   Conditions to Obligation of the Company. The obligation of the Company to consummate the transactions contemplated by the Recapitalization Agreement is subject to the satisfaction or waiver, where permissible, prior to the Closing Date, of the following conditions:

  . the representations and warranties of Purchaser contained in the Recapitalization Agreement shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date except
     (i) for changes specifically permitted by the terms of the Recapitalization Agreement, (ii) for the accuracy of representations and warranties that by their terms speak as of March 29, 2001 or some other date, which will be determined as of such date and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct in all respects would not have a material adverse effect on Purchaser or the Company and its subsidiaries, and Purchaser shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer, certifying as to the foregoing;

  . Purchaser shall have performed in all material respects all obligations and complied with all covenants required by the Recapitalization Agreement to be performed or complied with by it prior to the Closing Date, and Purchaser shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer, certifying as to the foregoing;

  . Purchaser shall have delivered to the Company the purchase price for the Convertible Preferred Stock; and

  . Purchaser's counsel shall have delivered to the Company a legal opinion in the form required pursuant to the Recapitalization Agreement.

   Conditions to Obligation of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by the Recapitalization Agreement is subject to the satisfaction or waiver, where permissible, prior to the Closing Date, of the following conditions:

  . the Offer Conditions shall have been satisfied or, to the extent not satisfied, waived by Purchaser, where permissible;

  . the representations and warranties of the Company contained in the Recapitalization Agreement shall be true and correct as of the Closing Date with the same effect as though made as of the Closing Date, except
     (i) for changes specifically permitted by the terms of the Recapitalization Agreement, (ii) for the accuracy of representations and warranties which speak as of a specific date, which will be determined as of such date, and (iii) where the failure of any such representation or warranty to be true and correct as of the Closing Date or as of such other specific date, as the case may be, individually or in the aggregate, would not have a material adverse effect on the Company and its subsidiaries, and the Company shall have delivered to Purchaser a certificate, dated the Closing Date, signed by its Chairman of the Board, Chief Executive Officer and President or any Senior Vice President certifying as to the foregoing;

  . the Company shall have performed, or shall have caused one of its subsidiaries to perform, all obligations and complied with all covenants required by the Recapitalization Agreement to be performed or complied with by any of them prior to the Closing Date, except where the failure so to perform, individually or taken as a whole, would not adversely affect the ability of the Company to consummate the transactions contemplated by the Recapitalization Agreement, and the Company shall have delivered to Purchaser a certificate, dated the Closing Date, signed by its Chairman of the Board, Chief Executive Officer and President or any Senior Vice President certifying as to the foregoing;

  . the Company shall have delivered a certificate of the registrar of the Company's Common Stock as to the number of shares outstanding as of the close of business on the day preceding the Closing Date and a certificate from the Secretary of the Company certifying that the Shares proposed to be accepted for payment represent less than 30% of the combined voting power of the outstanding securities of the Company immediately prior to the acceptance for payment of the tendered Shares; and

  . the Company's outside legal counsel shall have delivered to Purchaser a legal opinion in the form required pursuant to the Recapitalization Agreement.

   Proxy Statement. Pursuant to the Recapitalization Agreement, the Company has filed with the SEC the Proxy Statement containing the recommendations of its Board of Directors with respect to the Offer, the authorization of 600,000 shares of Convertible Preferred Stock on substantially the terms and conditions set forth in Exhibit C to the Recapitalization Agreement, the Preferred Stock Purchase, the classification of the Company's Board of Directors into two classes with staggered terms of office, the election of the Purchaser Designees and the other transactions contemplated by the Recapitalization Agreement; provided, however, that the Board of Directors of the Company may modify, withdraw or change such recommendations solely to the extent that the Board of Directors and the Company are permitted to do so as described below under "--Nonsolicitation Obligations and Exceptions." The Company granted to Purchaser certain rights to review and comment on the preliminary Proxy Statement, as well as any amendments and supplements to the Proxy Statement, prior to their filing with the SEC. The Company also agreed to provide Purchaser and its counsel in writing any comments that the Company or its counsel may receive from the SEC or its staff with respect to the preliminary Proxy Statement promptly after receipt thereof, and to disseminate the Proxy Statement as required by law. The Company shall promptly correct any information provided by it for use in the Proxy Statement that shall have become false or misleading in any material respect and take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and disseminated to the stockholders of the Company, as and to the extent required by applicable law.

   Schedule TO and Other Offer Documents; State Filings. Pursuant to the Recapitalization Agreement, Purchaser agreed to file with the SEC, on the day the Company first mails the Proxy Statement to its stockholders, the Schedule TO, including this Offer to Purchase and related Letter of Transmittal and certain other offer documents. Also, Purchaser granted to the Company certain rights to review and comment on the proposed forms of the Schedule TO and such offer documents, as well as any amendments and supplements thereto. Purchaser agreed to provide the Company and its counsel in writing any comments that Purchaser or its counsel may receive from the SEC or its staff with respect to such offer documents promptly after the receipt of such comments. Purchaser shall promptly correct any information provided by it for use in the Schedule TO or the offer documents that shall have become false or misleading in any material respect and take all steps necessary to cause the Schedule TO or such offer documents as so corrected to be filed with the SEC and disseminated to the stockholders of the Company, as and to the extent required by applicable law.

   Schedule 14D-9. Pursuant to the Recapitalization Agreement, the Company has agreed to file with the SEC simultaneously with the filing by Purchaser of the Schedule TO, a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") containing the recommendations of its Board of Directors with respect to the Offer; provided, however, that the Board of Directors of the Company may modify, withdraw or change such recommendations solely to the extent that the Board of Directors and the Company are permitted to do so as described below under "--Nonsolicitation Obligations and Exceptions." The Company granted to Purchaser certain rights to review and comment on the proposed forms of the Schedule 14D-9, as well as any amendments and supplements to the Schedule 14D-9, prior to their filing with the SEC. The Company also agreed to provide Purchaser and its counsel in writing any comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt thereof, and to disseminate the Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act. The Company shall promptly correct any information provided by it for use in the Schedule 14D-9 that shall have become false or misleading in any material respect and take all steps necessary to cause such Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the stockholders of the Company, as and to the extent required by applicable law.

   Representations and Warranties. Pursuant to the Recapitalization Agreement, the Company has made customary representations and warranties to Purchaser, including, but not limited to, representations and warranties relating to the Company's organization and qualification to do business, the Company's authority to enter into the Recapitalization Agreement and carry out the transactions contemplated thereby, the validity, binding effect and enforceability of the Recapitalization Agreement with respect to the Company, required consents and approvals, the noncontravention and nonviolation by the Recapitalization Agreement of the organizational documents and other agreements of the Company and of laws applicable to it, the Company's capitalization, the Company's subsidiaries, documents and SEC filings (including financial statements) relating to the Offer, the absence of certain material adverse changes or events since September 30, 2000, litigation, intellectual property rights, employee benefit plans, environmental, health and safety matters, the payment of taxes and filing of tax returns, the inapplicability of the Rights Agreement to the Offer, the absence of arrangements for finders' fees (other than with Bear Stearns), the Company's compliance with laws and permits, the full force and effect of the Company's contracts, related party transactions, severance payments, licenses, material contracts and transactions with affiliates.

   Purchaser has also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Purchaser's organization and qualification to do business, its authority to enter into the Recapitalization Agreement and consummate the transactions contemplated thereby, the validity, binding effect and enforceability of the Recapitalization Agreement with respect to Purchaser, required consents and approvals, lack of litigation which would affect the Offer, lack of prior ownership of Shares by Purchaser, the inapplicability of a vote of Purchaser stockholders, Purchaser's securities filings, loan commitments and Purchaser's investment intent with respect to its purchase of the Convertible Preferred Stock.

   Pursuant to the terms of the Recapitalization Agreement, none of the representations and warranties made in the Recapitalization Agreement will survive after the Closing Date.

   Conduct of Company's Business Pending the Closing Date. In the Recapitalization Agreement, the Company has entered into certain covenants concerning the conduct of its business prior to the Closing Date. Except as otherwise contemplated by the Recapitalization Agreement, set forth in the schedules to the Recapitalization Agreement or as approved in writing by Purchaser, during the period from March 29, 2001 to the Closing Date, each of the Company each of its subsidiaries shall:

  . conduct its operations according to the ordinary and usual course of business;

  . use its commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its officers and employees as a group, subject to changes in the ordinary course, and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with the Company and its subsidiaries;

  . confer at such times as Purchaser may reasonably request with one or more representatives of Purchaser to report operational matters and the status of ongoing operations; and

  . notify Purchaser of any emergency or other change in the normal course of any of the respective businesses of the Company and its subsidiaries or in the operation of the respective properties of the Company and its subsidiaries and of any complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any governmental body or authority if such emergency, change, complaint, investigation or hearing would have a material adverse effect on the Company and its subsidiaries.

   Furthermore, except as otherwise contemplated by the Recapitalization Agreement, set forth in the schedules to the Recapitalization Agreement or as approved in writing by Purchaser, during the period from March 29, 2001 to the Closing Date, the Company and each of its subsidiaries shall not:

  . authorize or pay any dividends on or make any distribution with respect to its outstanding Shares, except for regular dividends not in excess of $0.075 per Share per quarter;

  . enter into or amend any employment, severance or similar agreements or arrangements with its respective directors or executive officers except with Purchaser's approval (not to be unreasonably withheld);

  . except as otherwise permitted under the Recapitalization Agreement, authorize, propose or announce an intention to authorize or propose, or enter into an agreement with respect to, any merger, consolidation or business combination, or, other than in the ordinary course of business, any acquisition of any material assets or securities, any disposition of any material amount of assets or securities (other than the Preferred Stock Purchase) or any release or relinquishment of any contract rights;

  . propose or adopt any amendments to its Certificate of Incorporation, Bylaws or the Rights Agreement (other than the authorization of the Convertible Preferred Stock or as otherwise contemplated by the Recapitalization Agreement);

  . issue any Shares (other than Shares issued pursuant to the exercise of options previously granted under the Company's stock option plans), or effect any stock split or otherwise change its capitalization (other than the authorization of the Convertible Preferred Stock) as it existed on March 29, 2001, other than as specifically permitted by the Recapitalization Agreement;

  . except as specifically permitted by the Recapitalization Agreement, grant, confer or award (i) any options, warrants, conversion rights or other rights, not existing on March 29, 2001, to acquire any Shares (other than in connection with the issuance of the Convertible Preferred Stock) or (ii) any other awards under the Company's stock option plans;

  .  purchase or redeem any Shares;

  . materially amend the terms of its respective employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements in existence on March 29, 2001, except as may be required by applicable law, or adopt any new employee benefit plans, programs or arrangements or any severance or similar agreements or arrangements except as contemplated by the Recapitalization Agreement;

  . enter into any collective bargaining agreement which contains terms and conditions which cause, or with the passage of time would cause, a material adverse effect on the Company and its subsidiaries including, without limitation, entering into any collective bargaining agreement which contains a successorship provision or any provision which requires a purchaser to assume the collective bargaining agreement;

  . enter into any material loan agreement except for letters of credit in the ordinary course of business;

  . make any tax election or settle or compromise any material tax liability other than in the ordinary and usual course of business consistent with past practice;

  . agree, in writing or otherwise, to take any of the foregoing actions or take any action which would make any representation or warranty of the Company in Article III of the Recapitalization Agreement untrue or incorrect;

  .  grant, confer or award any monetary or non-monetary bonus;

  . settle, compromise or otherwise terminate any material litigation, claim or other settlement negotiation except with the approval of Purchaser, such approval not to be unreasonably withheld; and

  . fail to maintain insurance under substantially the same terms and conditions as it currently maintains.

   If the Company wishes to seek Purchaser's consent to take any of the foregoing actions, the Company must give notice to Purchaser, and Purchaser must notify the Company within three business days whether it will grant such consent. Failure so to notify the Company will be deemed to be consent by Purchaser, but such consent will not operate as a waiver of, or estoppel with respect to, any subsequent or other action the Company proposes to take.

   Nonsolicitation Obligations and Exceptions. The Company must not, and must not permit any of the subsidiaries to, nor may it authorize or permit any of its directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or encourage (including, without limitation, by way of furnishing information or by taking any action which would make the Rights Agreement inapplicable to any Company Takeover Proposal (as defined below) other than the Offer and the Preferred Stock Purchase), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal, in each case without the prior written consent of Purchaser; provided that prior to the acceptance for payment of Shares pursuant to the Offer, in response to an unsolicited Company Takeover Proposal that did not result from the breach of the Recapitalization Agreement, following delivery to Purchaser of notice of the Company Takeover Proposal in compliance with its obligations under the Recapitalization Agreement, the Company may participate in discussions or negotiations with or furnish information (pursuant to a confidentiality agreement with customary terms) to any third party which makes a bona fide written Company Takeover Proposal if (A) a majority of the Company's Board of Directors determines in good faith (after consultation with an independent, nationally recognized investment bank) that taking such action would be reasonably likely to lead to the delivery to the Company of a Superior Proposal (as defined below) and (B) a majority of the Company's Board of Directors determines in good faith (after consultation with outside legal counsel) that failure to take such actions would not be consistent with the fiduciary duties of the directors under applicable law.

   For purposes of this Offer to Purchase, (i) "Company Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of the Company and its subsidiaries, taken as a whole, or 25% or more of any class of equity securities of the Company (other than purchases made without the prior authorization or approval of the Company), any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Recapitalization Agreement and (ii) "Superior Proposal" means a bona fide written Company Takeover Proposal made by a third party to purchase or otherwise acquire more than 50% of the outstanding equity securities of the Company pursuant to a tender offer, exchange offer, merger, recapitalization or other business combination or similar transaction on terms which a majority of the Company's Board of Directors determines in good faith (after consultation with an independent, nationally recognized investment bank) to be superior to the Company's stockholders (in their capacity as stockholders) from a financial point of view (taking into account, among other things, the length of time necessary to complete the proposed transaction, the risk of non-completion, all legal, financial, regulatory and other aspects of the proposal, and the identity of the offeror) as compared to the transactions contemplated hereby (including any alternative proposed by Purchaser pursuant to the Recapitalization Agreement in response to such Company Takeover Proposal), which is reasonably capable of being consummated.

   Neither the Board of Directors of the Company nor any committee thereof may
(i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by such Board of Directors or such committee of or with respect to the Offer, the Preferred Stock Purchase or the Recapitalization Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal, or
(iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a "Company Acquisition Agreement") related to any Company Takeover Proposal. Nothing in the foregoing sentence shall prevent the Company, its Board of Directors, or a committee, from (A) complying with the requirements of Rules 14e-2 and 14d-9 under the Exchange Act, (B) making such disclosure to stockholders or otherwise which the Board of Directors, after consultation with counsel, concludes is necessary under applicable law or the rules of the NYSE or (C) withdrawing or modifying an approval or recommendation of or with respect to the Offer, the Preferred Stock Purchase, the Recapitalization Agreement or approving or recommending a Company Takeover Proposal from a third party or causing the Company to enter into a Company Acquisition Agreement, if the Board of Directors of the Company, after consultation with outside legal counsel, determines that not doing so would not be consistent with the fiduciary obligations of the directors under applicable law.

   In addition to the obligations of the Company described in the preceding three paragraphs, the Company must promptly advise Purchaser orally and in writing of any request for information or of any Company Takeover Proposal, the material terms and conditions of such request or Company Takeover Proposal and the identity of the person making such request or Company Takeover Proposal. The Company must keep Purchaser reasonably informed of the status and details (including amendments or proposed amendments) of any such request or Company Takeover Proposal on a daily basis or more frequently as may be reasonably requested by Purchaser.

   Indemnification of Directors and Officers. The Recapitalization Agreement provides as follows with respect to the indemnification of directors and officers by the Company:

  . the indemnification obligations set forth in the Company's Certificate of Incorporation and Bylaws as of March 29, 2001 shall survive the consummation of the transactions contemplated by the Recapitalization Agreement and shall not be amended, repealed or otherwise modified for a period of six years after the Closing Date in any manner that would adversely affect the rights thereunder of the individuals who, on or prior to the Closing Date, were directors, officers, employees or agents of the Company or its subsidiaries;

  . for six years from the Closing Date, the Company shall provide to the directors and officers of the Company as of March 29, 2001 liability insurance protection of the same kind and scope as that provided by the Company's directors' and officers' liability insurance policies with respect to claims arising from facts or events that occurred prior to the Closing Date; provided, however, that in no event shall the Company be required to expend more than 200% of the amount currently expended by the Company (the "Insurance Amount") to maintain or procure its current directors' and officers' liability insurance coverage; provided, further, that if the Company is unable to maintain or obtain such insurance, the Company shall use its best efforts to obtain as much comparable insurance as available for the Insurance Amount;

  . in the event Purchaser or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other person or shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Purchaser or the Company, as the case may be, honor the indemnification obligations described in this paragraph; and

  . the obligations of the Company described in this paragraph shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, agent or other person to whom this paragraph applies without the consent of such affected director, officer, employee, agent or other person.

   Corporate Governance. Purchaser has the right to nominate for election at the meeting of the Company's stockholders to authorize the Convertible Preferred Stock and approve the Preferred Stock Purchase pursuant to the Recapitalization Agreement (the "Stockholder Meeting") and, so long as Purchaser owns Convertible Preferred Stock, at any subsequent annual or special meeting of the Company's stockholders at which an election for members of the Company's Board of Directors is held, a number of Purchaser Designees such that, after the election, the Purchaser Designees represent a simple majority of the Company's Board of Directors, subject to approval by a vote of a majority of the holders of Shares present in person or by proxy and voting at such meeting. Following the closing of the Preferred Stock Purchase and the Offer, Purchaser's significant ownership of Shares will increase the likelihood that the Purchaser Designees will be elected. In addition, if the Agreement Stockholders enter into the voting agreement that is a condition to the Preferred Stock Purchase and the Offer, under which the Agreement Stockholders will vote in favor of the Purchaser Designees as directors at stockholder meetings held after the Stockholder Meeting, this agreement would further increase the likelihood that the Purchaser Designees will be elected. This voting agreement will not restrict the ability of the Agreement Stockholders to dispose of their remaining Shares. The directors elected at the Stockholder Meeting shall be classified into two classes, one class comprising the four directors who are not Purchaser Designees to be initially elected for a one-year term expiring at the annual meeting of the Company's stockholders to be held in 2002, and a second class comprising the five Purchaser Designees to be elected initially for a two-year term expiring at the annual meeting of the Company's stockholders to be held in 2003, with the directors in each class to hold office until their respective successors are duly elected and qualified. At each succeeding annual meeting of the Company's stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after such election. As contemplated by the Recapitalization Agreement, the Company has amended its Bylaws to reduce the number of directors constituting the whole board of the Company to nine and has agreed to amend its Bylaws to provide that, so long as Purchaser owns Convertible Preferred Stock, the Company shall not subsequently increase the size of its Board of Directors, unless at the time of such increase Purchaser has been given the opportunity to nominate the number of additional directors necessary, together with incumbent directors nominated by Purchaser, to constitute a simple majority of the Company's Board of Directors.

   Restrictions on Sales of Shares by Purchaser; Fees Paid to Purchaser; Amendment of Bylaws. Purchaser may not sell, transfer or otherwise dispose of more than 20% of its Shares (on a fully diluted basis, including for such purpose the Shares issuable upon the conversion of Convertible Preferred Stock), unless all holders of Shares other than Purchaser and any of its affiliates (the "Other Holders") have the right to participate in such sale, transfer or other disposition on the same terms and conditions and for the same consideration per Share or Share equivalent on a pro rata basis. In connection with any merger, consolidation or other business combination involving the Company in which the Company is not the surviving corporation, the Other Holders shall receive the same consideration per Share or Share equivalent as that received by Purchaser. All fees paid by the Company to Purchaser or any of its affiliates, and any transactions between the Company and Purchaser or any of its affiliates, shall be subject to approval of the members of the Company's Board of Directors who are not Purchaser Designees or affiliates of Purchaser (the "Other Directors"). See "--The Recapitalization-- Transaction and Monitoring Fee." Prior to the Closing Date, the Company's Bylaws shall be amended to reflect the restrictions described in this paragraph and in the paragraph above captioned "--Corporate Governance" and to require that any amendment to the Company's Bylaws modifying these restrictions be subject to approval by a majority of the Other Directors and by a majority of the Other Holders.

   Registration Rights. Purchaser shall have registration rights with respect to the Shares purchased pursuant to the Offer and the Shares issued upon conversion of the Convertible Preferred Stock (collectively, the "Registrable Securities") on the following terms and conditions:

  . Demand Rights. In connection with any conversion of the Convertible Preferred Stock into Shares, the holders (the "Converting Holders") of any Registrable Securities shall have the right to request that the Company file a registration statement (on Form S-3, if available to the Company at the time) pursuant to the Securities Act (the "Registration Statement"); provided that the Converting Holders shall not be entitled to demand a registration on more than three occasions. The Company shall
     (i) within 10 days after receiving notice from any Converting Holder requesting a demand for registration give notice thereof to all other Converting Holders known to the Company and (ii) promptly (and in any event within 45 days of receipt of such request) file a Registration Statement to effect a registration under the Securities Act covering all Registrable Securities for which the Company receives a request from the Converting Holders within 30 days of the delivery of the notice by the Company as described in clause (i) above. In connection with any demand registration, if the majority of the Converting Holders elect to offer and sell Registrable Securities in an underwritten offering, they shall be entitled to select the underwriter, subject to the Company's consent (such consent not to be unreasonably withheld), and the Company shall enter into an underwriting agreement (together with the Converting Holders electing to sell their Registrable Securities in an underwritten offering) with such underwriter. In the event the underwriter has not limited the number of Registrable Securities or other securities to be underwritten, the Company may include its securities for its own account in such registration and underwriting if the underwriter so agrees and if the number of Registrable Securities included in such underwriting will not be limited.

  . Piggy-Back Rights. In the event the Company registers Shares pursuant to a Registration Statement (other than registrations on Form S-4 or Form S-8), the Converting Holders shall have the right to include all or part of the Registrable Securities owned by them at the time in such registration. The Company shall promptly (i) give each Converting Holder written notice of such registration and (ii) include in such registration, and in any underwriting involved therein, all the Registrable Securities specified in a written request delivered to the Company by any such Converting Holder within 20 days after delivery of such written notice by the Company. If such a registration is underwritten, all Converting Holders proposing to distribute their Registrable Securities through such underwriting shall (together with the Company) enter into an underwriting agreement with the underwriter for such offering. The Converting Holders shall have no right to participate in the selection of the underwriters for an offering pursuant to this paragraph; provided, that the underwriter is of recognized national standing. In the event the underwriter limits the number of Shares to be offered and sold in connection with a piggy-back registration, the number of Registrable Securities to be included in the registration and the underwriting shall be reduced on a pro rata basis among the Converting Holders requesting registration.

  . Indemnification. The Company shall provide customary indemnification to each Converting Holder, each underwriter and dealer manager participating in a distribution, each person who "controls" such persons (within the meaning of the Securities Act or the Exchange Act) and their respective officers, directors, employees and agents. Each Converting Holder shall provide customary indemnification to the Company, each underwriter and dealer manager participating in a distribution, each person who "controls" such persons (within the meaning of the Securities Act or the Exchange Act) and their respective officers, directors, employees and agents (in the case of underwriters and deal managers, if requested).

  . Expenses. In the case of any demand registration, the Company shall pay all registration expenses. In the case of any piggy-back registration, the requesting Converting Holders shall bear the pro rata share of underwriter's fees, discounts and commissions incurred in such registration and any incremental registration expenses, in each case, including (i) incremental registration and qualification fees and expenses and (ii) any incremental costs and disbursements (including legal fees and expenses) that result from the inclusion of the Registrable Securities included in such registration, with such incremental expenses being borne by the requesting Converting Holders on a pro rata basis.

   Additional Covenants. In addition to the covenants noted above, the parties to the Recapitalization Agreement have entered into certain other customary covenants and agreements, including with respect to the issuances of press releases and other public statements with respect to the transactions contemplated by the Recapitalization Agreement.

   Termination. The Recapitalization Agreement may be terminated at any time prior to the Closing Date (notwithstanding approval of the Recapitalization Agreement by the stockholders of the Company):

  .  by the mutual written consent of the Company and Purchaser;

  . by either the Company or Purchaser if the Closing Date shall not have occurred on or before June 30, 2001; provided that such termination right shall not be available to any party that has breached in any material respect its obligations under the Recapitalization Agreement in any manner that shall have substantially contributed to the failure to consummate the transactions contemplated by the Recapitalization Agreement on or before such date;

  . by either the Company or Purchaser if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated by the Recapitalization Agreement substantially on the terms contemplated by the Recapitalization Agreement or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Recapitalization Agreement substantially on the terms contemplated by the Recapitalization Agreement and such order, decree, ruling or injunction shall have become final and non-appealable; provided that the party seeking to terminate the Recapitalization Agreement pursuant to such provision shall have used its reasonable best efforts to remove such order, decree, ruling or injunction;

  . by Purchaser if the Offer Conditions are not satisfied on or prior to the Closing Date;

  . by the Company, if Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Recapitalization Agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the obligation of the Company to effect the transactions contemplated by the Recapitalization Agreement and (ii) is incapable of being cured by Purchaser or is not cured within 30 days of notice of such breach or failure;

  . by Purchaser, if the Company shall have breached or failed to perform, or shall have failed to cause any of its subsidiaries to perform, in any material respect any of its representations, warranties, covenants or other agreements contained in the Recapitalization Agreement, which breach or failure to perform (i) would give rise to the failure of a condition to the obligation of the Purchaser to effect the transactions contemplated by the Recapitalization Agreement and (ii) is incapable of being cured by the Company or is not cured within 30 days of notice of such breach or failure; and

  . by the Company, if at any time prior to the Closing Date, a Superior Proposal is received by the Company and the Company's Board of Directors determines in good faith (after consultation with outside legal counsel) that failure to terminate the Recapitalization Agreement and enter into an agreement to effect the Superior Proposal would be inconsistent with its fiduciary duties under applicable law; provided that the Company may not terminate the Recapitalization Agreement pursuant to such provision unless and until (i) three business days have elapsed following delivery to Purchaser of a written notice of such good faith determination by the Company's Board of Directors and during such three business day period the Company has fully cooperated with Purchaser, including without limitation, informing Purchaser of the terms and conditions of such Superior Proposal, and the identity of the person making such Superior Proposal, with the intent of enabling both parties to agree to a modification of the terms and conditions of the Recapitalization Agreement so that the transactions contemplated by the Recapitalization Agreement may be effected; (ii) at the end of such three business day period the Company Takeover Proposal continues to constitute a Superior Proposal and the Company's Board of Directors confirms its good faith determination (after consultation with outside legal counsel) that failure to terminate the Recapitalization Agreement and enter into an agreement to effect the Superior Proposal would be inconsistent with its fiduciary duties under applicable law; and (iii) at or prior to such termination, Purchaser has received payment of any termination fee required by the Recapitalization Agreement to be paid at or prior to termination, and as soon as practicable following such termination the Company enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

   If the Recapitalization Agreement is terminated, it will become void and of no effect with no liability of any party except as described below under "-- Termination Fee; Expenses"; provided, however, that except as otherwise provided therein, no such termination shall relieve any party of any liability or damages resulting from any misrepresentation or breach of any covenant or agreement of the Recapitalization Agreement or from the confidentiality obligations under the Recapitalization Agreement.

   Termination Fee; Expenses. The Company must promptly reimburse Purchaser for Purchaser's documented expenses (including, without limitation, fees and expenses of or associated with Purchaser's lenders and their counsel in the transaction) up to $1 million, payable by wire transfer of same day funds within five business days of the receipt by the Company of a statement itemizing and reasonably documenting such expenses, if the Recapitalization Agreement is terminated by Purchaser or the Company, as the case may be, because:

  . the transactions contemplated by the Recapitalization Agreement have not closed by June 30, 2001;

  . a law or judgment prevents the transactions contemplated by the Recapitalization Agreement;

  .  the stockholders do not tender at least 2,000,000 Shares in the Offer;

  .  any of the other Offer Conditions is not satisfied;

  . the Company has materially breached its representations or not performed its covenants under the Recapitalization Agreement (and did not or could not remedy its breach); or

  . in furtherance of the directors' fiduciary duties, the Company wishes to enter into an agreement with a third party relating to a Superior Proposal.

   If a Company Takeover Proposal shall have been made known to the Company or has been made directly to its stockholders generally or any person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal and thereafter the Recapitalization Agreement is terminated by either Purchaser or the Company because:

  . any of the Offer Conditions is not satisfied (except for a law or judgment preventing the transactions, an adverse change in the financing or credit agreement syndication markets that results in the Company not obtaining financing, a general suspension of trading in securities markets (or various other disruptions to financial markets) or merely that the Recapitalization Agreement has been terminated in accordance with its terms);

  . the Company has materially breached its representations or not performed its covenants under the Recapitalization Agreement (and did not or could not remedy its breach); or

  . in furtherance of the directors' fiduciary duties, the Company wishes to enter into an agreement with a third party relating to a Superior Proposal;

then the Company shall promptly pay Purchaser a fee equal to $2 million (the "Termination Fee"), payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Purchaser pursuant to the Recapitalization Agreement unless and until within 12 months of such termination, the Company or any of its subsidiaries enters into any Company Acquisition Agreement or a Company Takeover Proposal is made, and within 18 months of such termination, the Company or any of its subsidiaries consummates any Company Takeover Proposal, except that the references to 25% in the definition of "Company Takeover Proposal" in the "--Nonsolicitation Obligations and Exceptions" section of this Section 13 shall be deemed to be references to 40%. The Termination Fee shall be payable within two business days of the consummation of the Company Takeover Proposal. If the Company fails promptly to pay the amount due pursuant to the Recapitalization Agreement, and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against the Company for the fee set forth in the Recapitalization Agreement, the Company shall pay to Purchaser its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

   Other than as set forth above, the Recapitalization Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Recapitalization Agreement shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Recapitalization Agreement are consummated, except that (i) expenses incurred in connection with the printing and mailing of the Offer shall be shared equally by Purchaser and the Company and (i) the Company shall pay all transfer taxes.

   Amendments, Extensions and Waivers. Subject to certain provisions of the Recapitalization Agreement, the approval of the Board of Directors of the Company is required for any amendment or modification of the Recapitalization Agreement, any waiver of any condition to the obligations of the Company under the

Recapitalization Agreement, any waiver of any of the Company's rights under the Recapitalization Agreement, any consent by the Company to a reduction in the Minimum Condition to the Offer or to the imposition of additional conditions to the Offer, any amendment to the Offer that is in any manner adverse to the Company or holders of Shares and any extension by the Company of the time for performance of any acts by Purchaser under the Recapitalization Agreement. The Recapitalization Agreement may be amended by an instrument in writing signed by the parties thereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Closing Date; provided, however, that no amendment may be made which would reduce the amount or change the type of consideration offered for each Share pursuant to the Recapitalization Agreement upon consummation of the transactions contemplated by the Recapitalization Agreement. Subject to the foregoing, at any time prior to the Closing Date, the parties to the Recapitalization Agreement may, by an instrument in writing signed by the party or parties to be bound thereby, (i) extend the time for the performance of any of the obligations or other acts of the other party thereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained therein or in any document delivered pursuant thereto and (iii) waive compliance by the other party with any of the agreements or conditions contained therein; provided, however, that after the approval of stockholders of the Company of the transactions contemplated by the Recapitalization Agreement is obtained, there may not be, without further approval of such stockholders, any extension or waiver of the Recapitalization Agreement or any portion thereof which reduces the amount or changes the form of the consideration to be delivered to the holders of Shares other than as contemplated by the Recapitalization Agreement; provided that any such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

   Assignment Under Recapitalization Agreement. Neither the Recapitalization Agreement nor any of the rights, interests or obligations thereunder may be assigned by either of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other party.

The Voting Agreement.

   The following summary of certain material provisions of the Voting Agreement, a copy of which is filed as an exhibit to the Schedule TO, is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated herein by reference.

   In connection with the Recapitalization Agreement, Purchaser and the Agreement Stockholders entered into the Voting Agreement. Pursuant to the terms of the Voting Agreement, the Agreement Stockholders have made certain agreements with respect to 2,500,000 Shares owned beneficially or of record by them (collectively, the "Agreement Stockholder Securities").

   Tender. The Agreement Stockholders have agreed to tender for acceptance by Purchaser pursuant to the Offer (and not to revoke such tender) not less than 1,500,000 Agreement Stockholder Securities.

   Agreement to Vote. During the period commencing on March 29, 2001 and continuing until the earlier of the Closing Date or the termination of the Voting Agreement, the Agreement Stockholders must vote the Agreement Stockholder Securities at any stockholder meeting or in connection with any consent solicitation in favor of any actions required to authorize and effect the transactions contemplated by the Recapitalization Agreement, including, without limitation:

  . in favor of the election of all of the directors nominated by the Company's Board of Directors, including each Purchaser Designee (unless the Company's stockholders do not approve the amendment to the Company's Certificate of Incorporation and the issuance of Convertible Preferred Stock pursuant to the Preferred Stock Purchase as described below);

  . in favor of the approval and adoption of an amendment to the Company's Certificate of Incorporation authorizing (i) classification of the Company's Board of Directors into two classes with staggered terms of office and (ii) 600,000 shares of Convertible Preferred Stock;

  . in favor of the issuance of Convertible Preferred Stock pursuant to the Preferred Stock Purchase, and the issuance of Shares upon the conversion of the Convertible Preferred Stock;

  . against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Recapitalization Agreement or of such Agreement Stockholder under the Voting Agreement; and

  . except as otherwise agreed to in writing in advance by Purchaser, against the following actions (other than the transactions contemplated by the Recapitalization Agreement): (i) any extraordinary corporate transaction, such as a reorganization, recapitalization, merger, consolidation or other business combination involving the Company; (ii) a sale, lease or transfer of a significant part of the assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; (iii) any change in the persons who constitute the board of directors of the Company; (iv) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws other than the amendment to the Company's Certificate of Incorporation described above; (v) any other material change in the Company's corporate structure or business; or
     (vi) any other action involving the Company which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Recapitalization and the transactions contemplated by the Voting Agreement or the Recapitalization Agreement.

   Nonsolicitation. During the period commencing on March 29, 2001 and continuing until the earlier of the Closing Date or the termination of the Recapitalization Agreement, the Agreement Stockholders must not, directly or indirectly:

  . solicit, initiate or encourage (including, without limitation, by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes any Company Takeover Proposal;

  . participate in any discussions or negotiations regarding any Company Takeover Proposal;

  . withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation of such Agreement Stockholder of the Recapitalization;

  . approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal; or

  . enter into a Company Acquisition Agreement or any agreement, arrangement or understanding requiring such Agreement Stockholder to abandon, terminate or fail to consummate the Voting Agreement or any other transaction contemplated hereby, in each case without the prior written consent of Purchaser.

   However, these restrictions do not prevent an Agreement Stockholder, in his or her capacity as a director or officer of the Company, taking any action permitted by the Recapitalization Agreement.

   The Agreement Stockholders also have agreed not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any or all of the Agreement Stockholder Securities prior to the Closing Date or
(ii) grant any proxies or powers of attorney, deposit any of the Agreement Stockholder Securities into a voting trust or enter into a voting agreement with respect to any of the Agreement Stockholder Securities (except pursuant to the Voting Agreement).

The Recapitalization.

 Preferred Stock Purchase; Terms of Convertible Preferred Stock.

   As described in the summary of the Recapitalization Agreement above, the Company has agreed to sell to Purchaser, and Purchaser has agreed to purchase from the Company, on the Closing Date and subject to the Offer Conditions, 400,000 shares of Convertible Preferred Stock for a purchase price of $100 per share (or an aggregate purchase price of $40 million) in cash. The consummation of the Preferred Stock Purchase will take place concurrently with the acceptance for payment of the Shares pursuant to the Offer on the Closing Date. Set forth below is a summary of the material terms and conditions of the Convertible Preferred Stock, which is qualified in its entirety by reference to the term sheet attached as Exhibit C to the Recapitalization Agreement (a copy of which is filed as an exhibit to the Schedule TO), which is incorporated herein by reference.

   Conversion Rights. Purchaser can convert, at its option, any whole number of shares of Convertible Preferred Stock at any time after the earlier of: (i) the fifth anniversary of the Closing Date; (ii) the approval by the Company's Board of Directors of a merger, consolidation or other business combination between the Company and another entity (except where the Company is the surviving entity and no change of control of the Company occurs as a result of the transaction) or a sale or other disposition of all or substantially all of the Company's assets; (iii) the authorization by the Company's Board of Directors of, or other corporate action taken to effect, the liquidation, dissolution or winding up of the Company; and (iv) the solicitation of proxies from the holders of any class or classes of capital stock of the Company for any annual or special meeting of stockholders, however called, at which an election for directors of the Company is held, or any solicitation of written consent of the holders of any class or classes of capital stock of the Company with respect to the election of directors, against the election as director of any Purchaser Designee or for removal of any incumbent Purchaser Designee.

   Conversion Ratio. For each share of Convertible Preferred Stock converted, Purchaser will receive 12.5 shares of Common Stock, which ratio will be adjusted for any stock split, stock combination, stock dividend or other recapitalization and will be subject to protection provisions in the event of certain dilutive transactions.

   Dividends and Liquidation Preference. Purchaser will not be entitled to receive any dividends with respect to the Convertible Preferred Stock. If the Company is liquidated, dissolved or wound up, no distribution will be made to the holders of shares of Common Stock or any other class of equity security until the holders of the Convertible Preferred Stock have received their liquidation preference equal to $100 for each share of Convertible Preferred Stock held.

   Redemption. The Convertible Preferred Stock will not be subject to a sinking fund or other obligations of the Company to redeem or retire the Convertible Preferred Stock. Purchaser shall have no right to compel the Company to redeem the Convertible Preferred Stock. The Convertible Preferred Stock shall be redeemable in whole, but not in part, at the Company's option at any time on or after the 20th anniversary of the Closing Date. The redemption price per share of Convertible Preferred Stock shall be $100.

   Registration Rights. Purchaser shall have demand and piggy-back registration rights with respect to the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock as described in "The Transaction Documents and the Recapitalization--The Recapitalization Agreement-- Registration Rights" above.

   Voting Rights; Special Rights. Except as required by law, Purchaser shall have no voting rights with respect to the Convertible Preferred Stock. The Company shall not, with first obtaining the approval of the holders of at least a majority of the then outstanding shares of Convertible Preferred
Stock: (i) authorize or issue any class or series of equity security having equal or superior rights as to payment upon liquidation, dissolution or a winding up of the Company; (ii) amend its Certificate of Incorporation or Bylaws in any way, or enter into a merger, consolidation, reorganization, recapitalization or sale of all or substantially all of its assets, in any case which adversely affects the rights and preferences of the holders of Convertible Preferred Stock as a class (except that the Company may complete a reverse-split of its Common Stock without the consent of the holders of the Convertible Preferred Stock) or (iii) engage in any transaction which would impair or reduce the rights of the holders of the Convertible Preferred Stock as a class.

 Refinancing with Bankers Trust Company.

   One of the Offer Conditions is that the Company shall have entered into definitive financing documentation with BTCo with respect to the credit facilities to be established in connection with the refinancing of the

Company's existing loans. Purchaser has entered into a binding commitment letter, dated March 27, 2001, with BTCo with respect to such refinancing. The following summary of the material terms and conditions of the commitment letter, a copy of which is filed as an exhibit to the Schedule TO, is qualified in its entirety by reference to the full text of the commitment letter, which is incorporated herein by reference.

   Revolver and Term Loan; Security. BTCo has agreed to lend to the Company up to $150 million for the purpose of retiring existing debt of the Company and paying related fees and expenses. Purchaser currently expects that BTCo will syndicate some or all of the BTCo credit facilities to other banks or financial institutions. Based upon BTCo's commitment letter, Purchaser expects that the BTCo credit facilities will consist of (i) a $110 million Revolving Credit Facility (the "Revolver") and (ii) a $40 million Term Loan (the "Term Loan" and, together with the Revolver, the "BTCo Credit Facilities"). The BTCo Credit Facilities are expected to have an initial maturity date five years after the date of the initial funding under the BTCo Credit Facilities. BTCo reserves the right to change the terms and conditions, pricing and structure of the BTCo Credit Facilities if Deutsche Banc Alex. Brown Inc., as arranger, determines that such changes are advisable to ensure the successful syndication of the BTCo Credit Facilities; provided that the total amount of the BTCo Credit Facilities remains unchanged. Purchaser anticipates that it will draw approximately $77 million on the Revolver on the Closing Date. The BTCo Credit Facilities will be guaranteed by Purchaser and all of the Company's subsidiaries and secured by all existing and after-acquired real and personal property of the Company and a pledge of all of the Common Stock of the Company owned Purchaser. The definitive documentation relating to the BTCo Credit Facilities will contain customary and appropriate representations and warranties, affirmative and negative covenants and events of default. Kohlberg & Co. has agreed to pay certain expenses of, and provide customary indemnities for, BTCo.

   Prepayment. The Company may prepay the BTCo Credit Facilities in whole or in part without penalty. The Company must prepay the Revolver in amounts equal to:

  . 100% of the net after-tax cash proceeds of the sale or other disposition of any property or assets of the Company or any of its subsidiaries (including insurance and other condemnation proceeds) other than (i) net cash proceeds of sales of inventory in the ordinary course of business and (i) certain other exceptions to be negotiated;

  . 100% of the net cash proceeds received from the issuance of equity securities and certain issuances of debt securities of Purchaser, the Company or any of the Company's subsidiaries; and

  .  75% of excess cash flow for each fiscal year.

   Conditions. The initial borrowing under the BTCo Credit Facilities will be subject to various conditions including, without limitation, the following:

  . Satisfaction of BTCo with respect to: (i) the definitive documentation evidencing the BTCo Credit Facilities, which shall be prepared by counsel to BTCo, (ii) the corporate structure and management of the Company and (iii) the structure used to consummate the transactions contemplated by the Recapitalization Agreement and the definitive documentation relating thereto;

  . Receipt by Purchaser of a minimum equity contribution of $50 million, which will be used by Purchaser to purchase the Shares tendered pursuant to the Offer and consummate the Preferred Stock Purchase;

  . Concurrently with the initial funding under the BTCo Credit Facilities, all of the outstanding indebtedness of the Company and its subsidiaries shall have been repaid in full;

  . The Company's existing indebtedness shall have been permanently reduced by not less than $20 million as a result of the application of the net cash proceeds received by the Company from the sale of Hamilton;

  . BTCo shall have been granted a perfected security interest in all collateral described above under "--Revolver and Term Loan; Security";

  . Receipt by BTCo of certain financial information with respect to the Company and its subsidiaries, including (i) audited financial statements for the year ended December 31, 2000, (ii) unaudited quarterly and monthly financial statements for current periods, (iii) a pro forma balance sheet and (iv) projected financial statements for the five-year period following the Closing Date, all to be substantially consistent with any financial statements previously delivered to BTCo and, in the case of financial statements for periods after March 27, 2001, substantially consistent with any projected financial results for such periods; and

  . Other customary conditions precedent to lending including receipt of certain governmental and third party approvals, no material adverse change, no disruption of financial and capital markets, effectiveness of the Company's cash management system, notice of borrowing, borrowing base certificates, the accuracy of representations and warranties and the absence of any default or potential event of default.

   Fees; Expiration of Commitment. Purchaser has agreed to pay to BTCo a financing fee in connection with the BTCo Credit Facilities and certain other fees for administering the BTCo Credit Facilities and providing letters of credit. BTCo's commitment will expire on June 30, 2001 unless the transactions contemplated by the Recapitalization Agreement are consummated by June 30, 2001.

 Sale of Hamilton Metals, L.P.

   One of the Offer Conditions is that the Company shall have consummated the sale of Hamilton Metals, L.P., one of the Company's wholly owned subsidiaries, and shall have received gross proceeds in cash, net of any retained liabilities, in an amount not less than $20 million. The Company has entered into a non-binding letter of intent, dated March 4, 2001, with a potential purchaser with respect to the sale of Hamilton on terms which the Company believes will satisfy the condition. The completion of the sale of Hamilton is subject to completion of due diligence and negotiation of a definitive agreement with the potential buyer and satisfaction of any conditions to closing contained in the agreement. Purchaser will determine whether or not this condition is satisfied before the expiration of the Offer. The Company expects to complete the sale of Hamilton before the expiration of the Offer.

 Partial Redemption of Preferred Interest in Contico International.

   The Company and its subsidiary, Contico International, L.L.C., have entered into an agreement with Newcastle Industries, Inc ("Newcastle") for Contico to repurchase 165 of Newcastle's 329 preferred units in Contico for a total of $9.9 million, plus the accrued and unpaid priority return and profit participation on those units, if the transactions contemplated by the Recapitalization Agreement are consummated. Newcastle has agreed that the transactions contemplated by the Recapitalization Agreement do not trigger Newcastle's put option (that is, Newcastle's right to require the Company to buy its preferred units) under the Members Agreement exercisable on a change of control. The Company and Newcastle have also agreed to amendments to Contico's Limited Liability Company Agreement and the Members Agreement to take effect subject to the consummation of the transactions contemplated by the Recapitalization Agreement, including the following:

  . Newcastle can exercise its put option during a period beginning on the earlier of the fifth anniversary of the Closing Date and the date the Company repays all outstanding indebtedness for borrowed money the Company incurs in connection with the transactions contemplated by the Recapitalization Agreement;

  . Newcastle has a new put option exercisable if the Company redeems or repurchases preferred stock (or any securities into which it is convertible) or declares a dividend or makes another distribution in respect of its capital stock;

  . the Company can require holders of preferred units to sell to the Company all or some of their units (although the Company must buy at least 82 units when it exercises this right);

  . on the exercise of a put option, the Company must pay Newcastle in cash, rather than in the Company's capital stock;

  . Newcastle's put option exercisable on a change in control (previously defined to include, among other things, the acquisition of beneficial ownership by any person or group of 30% or more of the Company's common stock) will not be triggered by the purchase by Purchaser or any of its affiliates of up to an additional 1,000,000 Shares (in addition to the Shares purchased pursuant to the Offer) following the consummation of the transactions contemplated by the Recapitalization Agreement; and

  . Contico is to keep available adequate reserves with respect to working capital, taxes, future capital expenditures and mandatory distributions.

 Transaction and Monitoring Fee.

   The Company's current Board of Directors has approved the Company paying a transaction fee of $3 million to Kohlberg & Co. if the transactions contemplated by the Recapitalization Agreement are completed. Kohlberg & Co. has informed the Company that Kohlberg & Co. intends to propose an annual monitoring fee of $500,000 for investment banking and advisory services on an ongoing basis and in lieu of director fees for the Purchaser Designees. The three current directors of the Company who are nominees for election to the Company's Board of Directors at the Company's upcoming annual stockholders' meeting have reviewed the terms and conditions of the draft management agreement (a copy of which is filed as an exhibit to the Schedule TO) pursuant to which the monitoring fee would be payable and have indicated that, if the Company's stockholders approve the transactions contemplated by the Recapitalization Agreement at the Company's upcoming annual stockholders' meeting, they will vote in favor of the approval of the draft management agreement if Kohlberg & Co. proposes the agreement to the Board of Directors following stockholder approval of the transactions contemplated by the Recapitalization Agreement at the Stockholder Meeting.

14. Dividends and Distributions.

   For a discussion of the restrictions imposed by the Recapitalization Agreement on the ability of the Company and its subsidiaries to pay dividends or make distributions, see Section 13, "The Transaction Documents and the Recapitalization--Conduct of Company's Business Pending the Closing Date."

15. Certain Conditions to Purchaser's Obligations.

   Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered unless the following conditions have been satisfied: (i) there have been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire at least 2,000,000 Shares, (ii) the Shares tendered, together with the Shares into which the Convertible Preferred Stock is convertible, represent a majority of the Company's Common Stock issuable and outstanding, calculated on a fully diluted basis (excluding outstanding options), on the Closing Date,
(iii) the Shares tendered (after proration, if any) represent less than 30% of the combined voting power of the Company's outstanding securities on the Closing Date and (iv) none of the following events shall have occurred and be continuing at the time of acceptance for payment of, or payment for, such
Shares:

  . any governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (i) materially restricts, prevents or prohibits the consummation of the transactions contemplated by the Recapitalization Agreement or results in the obligation to pay damages as a result of or in connection with the transactions contemplated by the Recapitalization Agreement in amounts that would have an adverse effect on the Company or the Company's business, (ii) prohibits or limits the ownership or operation by the Company, Purchaser or any of their subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries or compels the Company, Purchaser or any of their subsidiaries to dispose of or hold separate all or any material portion of their business or assets, (iii) imposes limitations on the ability of Purchaser or any subsidiary of Purchaser to acquire or hold, or to exercise effectively full rights of ownership of, any Shares, including, without limitation, the right to vote any Shares acquired pursuant to the Offer, other than limitations that do not materially restrict or otherwise materially affect the consummation of the Offer or the Preferred Stock Purchase, or
     (iv) requires divestitures by Purchaser or any affiliate of Purchaser of any Shares;

  . any of the representations and warranties of the Company or any of its subsidiaries set forth in the Recapitalization Agreement (without regard to any materiality exceptions or provisions therein) shall not be true and correct in all material respects as if such representations and warranties were made at the time of such determination except (i) for changes specifically permitted by the terms of the Recapitalization Agreement, (ii) for the accuracy of representations or warranties which speak as of a specific date, which must not be untrue or incorrect as of such specific date, and (iii) where the failure of any such representation or warranty to be true and correct, individually or in the aggregate, would not have a material adverse effect on the Company and its subsidiaries;

  . the Company shall not have performed, or shall not have caused any of its subsidiaries to perform, in all material respects, all obligations and complied in all material respects with all covenants necessary to be performed or complied with by any of them under the Recapitalization Agreement;

  . any change shall have occurred (or any development shall have occurred involving prospective changes) in the financial condition, businesses, operations, properties (including tangible properties), results of operations, assets (including, without limitation, any material contract) or prospects of the Company and its subsidiaries, taken as a whole, that has a material adverse effect on the Company and its subsidiaries;

  . any material adverse change after the commencement of the Offer in the syndication markets for credit facilities similar in nature to the credit facilities to be furnished to Purchaser by BTCo or a continuing material disruption of or a material adverse change in the financial, banking or capital markets that would have an adverse effect on such syndication market, in each case such that BTCo determines not to fund such credit facilities;

  . the Recapitalization Agreement shall have been terminated in accordance with its terms;

  . the Board of Directors of the Company shall have (i) withdrawn or materially modified or changed (including by amendment of the Schedule 14D-9) in a manner adverse to Purchaser its recommendation with respect to the Offer, the Recapitalization Agreement or the Preferred Stock Purchase, (ii) the Company shall have entered into an agreement (other than a confidentiality agreement) to consummate a Company Takeover Proposal other than the Offer and the Preferred Stock Purchase, or (iii) the Board of Directors of the Company shall have approved or recommended a the Company Takeover Proposal or resolved to do any of the foregoing;

  . fewer than all of the licenses, permits, authorizations, consents, orders, qualifications or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any United States or foreign governmental body or authority that are necessary for the consummation of the Preferred Stock Purchase and the transactions contemplated thereby shall have been filed, occurred or been obtained, as the case may be, except for any such failure of any of the foregoing so to have been filed, occurred or been obtained, individually or in the aggregate, as would not result in a material adverse effect on the Company and its subsidiaries;

  . the Company shall not have received an opinion of Bear Stearns, in a form and substance satisfactory to the Company and dated March 29, 2001, to the effect that, as of such date, the Offer and the Preferred Stock Purchase, taken as a whole, are fair to the Company's stockholders from a financial point of view, or such opinion shall have been withdrawn, or Bear Stearns shall not have consented to the dissemination of such opinion in connection with the Offer;

  . holders of Shares present in person or by proxy at the Stockholder Meeting shall not have duly (i) elected the directors of the Company's Board of Directors, including the Purchaser Designees and (ii) authorized and approved the issuance and the sale of the Convertible Preferred Stock upon substantially the terms and conditions set forth in Exhibit C to the Recapitalization Agreement, and holders of a majority of the outstanding Shares shall not have approved and adopted an amendment of the

     Company's Certificate of Incorporation authorizing (x) the classification of the Company's Board of Directors into two classes, and
     (y) 600,000 shares of Convertible Preferred Stock, on substantially the terms and conditions set forth in Exhibit C to the Recapitalization Agreement;

  . it shall have been publicly disclosed or Purchaser shall have otherwise learned that any person or "group" (as described in Section 13(d)(3) of the Exchange Act), other than Purchaser or its affiliates or any group of which any of them is a member, shall have, following March 29, 2001
     (i) acquired beneficial ownership (determined pursuant to Rule 13d-3 under the Exchange Act) of more than 20% of the Company's Common Stock or shall have been granted an option, right or warrant, conditional or otherwise, to obtain more than 20% of any class or series of capital stock of the Company (including, without limitation, the Company's Common Stock); or (ii) without the prior consent of Purchaser, entered into any binding agreement or understanding other than a confidentiality agreement with the Company and its subsidiaries with respect to (A) a merger, consolidation or other business combination with, or acquisition of a material portion of the assets of, the Company, or (B) a tender or exchange offer for Shares;

  . there shall have occurred and be continuing (i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) any indirect limitation (whether or not mandatory) by a United States governmental authority or agency on the extension of credit by banks or other financial institutions, (iv) a declaration of war by the Congress of the United States or the commencement of military hostilities involving the United States, in each case, having had or that will have a material adverse effect on the Company and its subsidiaries, or (v) in the case of any of the foregoing occurrences existing on the date of commencement of the Offer, a material acceleration or worsening thereof;

  . the Company's Board of Directors shall not have unanimously (except for William F. Andrews) approved (i) the nomination for election by the stockholders of Company of the Purchaser Designees (subject to the consummation of the transactions contemplated by the Recapitalization Agreement taking place) and (ii) an amendment to the Company's Bylaws reducing the number of directors constituting the whole board of the Company to nine (this condition has been satisfied);

  . the Company shall not have received by the Expiration Date (as such date may be extended in accordance with the Recapitalization Agreement) an unqualified audit opinion from Arthur Andersen with respect to the consolidated financial statements of the Company and its subsidiaries for the fiscal year ended December 31, 2000 (this condition has been satisfied);

  . the Company shall not have consummated the sale of Hamilton and shall not have received gross proceeds in cash, net of any retained liabilities of Hamilton retained by the Company, in an amount not less than $20 million;

  . the amended Certificate of Incorporation reflecting the authorization of 600,000 shares of Convertible Preferred Stock on substantially the terms and conditions set forth in Exhibit C to the Recapitalization Agreement shall not have been filed with the Secretary of State of the State of Delaware;

  . the Company shall not have entered into definitive documentation with BTCo with respect to the credit facilities to be established in connection with the refinancing of the Company's existing loans (including any modification of the terms of the refinancing that are inconsistent with the initial terms of the refinancing if such modifications have been approved by Purchaser); or

  . the Agreement Stockholders shall not have entered into a stock voting agreement with respect to the election of the Purchaser Designees nominated in accordance with the Recapitalization Agreement (other than the election of directors in connection with the Stockholder Meeting) on terms and conditions reasonably satisfactory to Purchaser (the Agreement Stockholders hold of record or beneficially own approximately 3,104,600 Shares and have agreed to tender in the Offer, in the aggregate, not less than 1,500,000 shares).

   The foregoing conditions are for the sole benefit of Purchaser and its affiliates and, subject to the terms of the Recapitalization Agreement, may be asserted by Purchaser regardless of the circumstances (including, without limitation, any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Recapitalization Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. All of the conditions to the Offer, other than necessary government approvals, must be satisfied or waived prior to the expiration of the Offer. Purchaser does not currently have notice that any of the conditions will not be satisfied on or before the expiration of the Offer.

16. Certain Regulatory and Legal Matters.

   Except as described in this Section 16, based on a review of publicly available filings made by the Company with the SEC and other publicly available information concerning the Company, as well as certain representations made to Purchaser in the Recapitalization Agreement by the Company, Purchaser is not aware of any material pending legal proceedings relating to the Offer or of any regulatory requirements which must be complied with or regulatory approvals which must be obtained in connection with the Offer, in each case which would be material to a stockholder's decision whether to sell, tender or hold Shares. Should compliance with any such regulatory requirement or the obtaining of any such regulatory approval be required, Purchaser currently contemplates that it would seek to comply with such requirement or obtain such permit, except as described below under "-- State Takeover Laws," but Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if any of the Offer Conditions shall not have been satisfied. There can be no assurance that, if necessary, any such requirement would be complied with or approval be obtained, or would be complied with or obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such requirement was not complied with or approval obtained, and in certain such events Purchaser could decline to accept for payment, or pay for, any Shares tendered. See Section 15, "Certain Conditions to Purchaser's Obligations."

   Antitrust. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the regulations thereunder applicable to the Offer, an acquiring person and the person whose voting securities are being acquired in a tender offer may be required to make an HSR Act filing by filing a Notification and Report Form with respect to the tender offer if the acquiring person or the person whose voting securities are being acquired is engaged in commerce or in any activity affecting commerce and either: (i) as a result of such acquisition, the acquiring person would hold an aggregate total amount of the voting securities and assets of the acquired person in excess of $200 million; or (ii) as a result of such acquisition, the acquiring person would hold an aggregate total amount of the voting securities and assets of the acquired person greater than $50 million and less than or equal to $200 million and (A) any voting securities or assets of a person engaged in manufacturing which has annual net sales or total assets of $10 million or more are being acquired by any person which has total assets or annual net sales of $100 million or more, (B) any voting securities or assets of a person not engaged in manufacturing which has total assets of $10 million or more are being acquired by any person which has total assets or annual net sales of $100 million or more or (C) any voting securities or assets of a person with annual net sales or total assets of $100 million or more are being acquired by any person which has total assets or annual net sales of $10 million or more.

   Purchaser will not hold voting securities valued in excess of $50 million as a result of the Offer. Therefore, neither Purchaser nor the Company is required to file a Notification and Report Form with respect to the Offer under the HSR Act and applicable regulations. If Purchaser subsequently acquires voting securities in excess of the HSR Act filing thresholds described above, including, without limitation, the acquisition of Shares upon conversion of the Convertible Preferred Stock held by Purchaser, Purchaser and the Company may be required to file a Notification and Report Form with respect to such acquisition under the HSR Act and applicable regulations prior to such acquisition.

   Nevertheless, the Federal Trade Commission (the "FTC") and the Antitrust Division may scrutinize the legality of transactions such as Purchaser's proposed acquisition of the Shares pursuant to the Offer under the antitrust laws. If the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Purchaser or the Company. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the results thereof.

   Federal Reserve Board Regulations. Federal Reserve Board Regulations T, U and X promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Because no borrowings secured by margin stock will be borrowed in order to finance the Offer, Purchaser believe that such regulations are not applicable to the Offer.

   State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company has represented to Purchaser in the Recapitalization Agreement that its Board of Directors has unanimously (other than one director who did not vote because of a potential conflict of interest) approved the Recapitalization Agreement and the transactions contemplated thereby, including the Offer and the Preferred Stock Purchase, so that Section 203 shall not prevent any business combination between the Company and any person that becomes an interested stockholder of the Company as a result of the Offer.

   A number of other states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar
v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that a state may, as a matter of corporate law and, in particular, with respect to those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. In that case, the law of the State of Indiana before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

   The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether the takeover laws of any state will, by their terms, apply to the Offer or the other transactions contemplated by the Recapitalization Agreement or the Voting Agreement, and Purchaser has not attempted to comply with any such laws. If any other such laws are so applicable, Purchaser and the Company have agreed, in the Recapitalization Agreement, that they and their respective Board of Directors will grant such approvals and take such lawful actions as are reasonably necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Recapitalization Agreement, the Voting Agreement and the Offer and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Subject to that requirement under the Recapitalization Agreement, should any person seek to apply any state takeover law, Purchaser reserves the right to take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings, and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that the takeover laws of any state are applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, Purchaser might be unable (pursuant to such laws or an injunction ordered thereunder) to accept for payment, or pay for, any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 15, "Certain Conditions to Purchaser's Obligations."

17. Fees and Expenses.

   Except as described in this Section 17, Purchaser (i) will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer and (ii) has not directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

   Purchaser has retained BB&T Capital Markets, a division of Scott & Stringfellow, Inc. ("BBTCM") to act as Dealer Manager in connection with the Offer. Pursuant to the terms of its engagement, Purchaser has agreed to pay BBTCM customary compensation for its services in connection with the Offer. Purchaser also has agreed to reimburse BBTCM for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of legal counsel, and to indemnify BBTCM and related parties against certain liabilities, including liabilities under the federal securities law, arising out of its engagement. In the ordinary course of business, BBTCM and its affiliates may actively trade securities of the Company and affiliates of Purchaser for their own account and for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

   Purchaser has retained Innisfree M&A Incorporated as Information Agent and LaSalle Bank National Association as Depositary in connection with the Offer. The Information Agent and the Depositary will receive reasonable and customary compensation for their services and reimbursement for their out-of-pocket expenses in the Offer. The Depositary will also be indemnified by Purchaser against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

18. Miscellaneous.

   The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto in such state, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with any such statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of Purchaser other than as contained in this Offer to Purchase or in the Letter of Transmittal, and, if any such information or representation is given or made, it should not be relied upon as having been authorized by Purchaser. Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of Purchaser or the Company since the date as of which information is furnished or the date of this Offer to Purchase.

   Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3(a)(1) thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation of the Company Board of Directors with respect to the Offer and the reasons for such recommendation of the Company Board of Directors and furnishing certain additional related information. Copies of such documents and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the same places and in the same manner as set forth with respect to the Company in Section 8, "Certain Information Concerning the Company" (except that they may not be available at the regional offices of the SEC).

                                          KKTY HOLDING COMPANY, L.L.C.

April 25, 2001

                                                                        ANNEX I

                      AUTHORIZED MANAGERS AND PRINCIPALS
   OF PURCHASER, KOHLBERG FUND IV, KOHLBERG MANAGEMENT IV AND KOHLBERG & CO.

   The names and ages of the directors, executive officers and principals of Purchaser, Kohlberg Fund IV, Kohlberg Management IV and Kohlberg & Co., and their present principal occupations or employment and five-year employment history, are set forth below. Unless otherwise indicated, each individual is a citizen of the United States, his business address is 111 Radio Circle, Mount Kisco, New York 10549, and his business telephone number is (914) 241-7430.

                                Present Principal Occupation or Employment with
                                KKTY Holding Company, L.L.C., Kohlberg Fund IV,
                                    L.P., Kohlberg Management IV, L.L.C. and
                                 Kohlberg & Co., L.L.C., and Material Positions
          Name and Age                  Held During the Past Five Years
          ------------          -----------------------------------------------
 James A. Kohlberg (43)........ Authorized Manager of KKTY Holding Company,
                                L.L.C. and Managing Member and member of the
                                Operating Committee of Kohlberg Management IV,
                                L.L.C. (the general partner of each of the
                                limited partnerships that comprise Kohlberg
                                Fund IV, the controlling member of KKTY Holding
                                Company, L.L.C.). Mr. Kohlberg has been a
                                principal of Kohlberg & Co., L.L.C. for more
                                than the past five years.

 Christopher Lacovara (36)..... Authorized Manager of KKTY Holding Company,
                                L.L.C. and member of the Operating Committee of
                                Kohlberg Management IV, L.L.C. Mr. Lacovara has
                                been a principal of Kohlberg & Co., L.L.C. for
                                more than the past five years.

 Samuel P. Frieder (36)........ Authorized Manager of KKTY Holding Company,
                                L.L.C. and member of the Operating Committee of
                                Kohlberg Management IV, L.L.C. Mr. Frieder has
                                been a principal of Kohlberg & Co., L.L.C. for
                                more than the past five years.

 Evan Wildstein (30)........... Mr. Wildstein has been an associate with and/or principal of Kohlberg & Co., L.L.C. for more
                                than the past five years.

 Ranjit S. Bhonsle (32)........ Mr. Bhonsle has been an associate with and/or principal of Kohlberg & Co., L.L.C. for more
                                than the past five years.

 Christopher W. Anderson (26).. Authorized Manager of KKTY Holding Company,
                                L.L.C. Mr. Anderson has been an associate with Kohlberg & Co., L.L.C. since 1998. From 1997 to
                                1998, Mr. Anderson was a financial analyst at Warburg Dillon Read L.L.C.

 Shant Mardirossian (33)....... Authorized Manager of KKTY Holding Company,
                                L.L.C. Mr. Mardirossian has been the Controller
                                and/or Chief Financial Officer of Kohlberg &
                                Co., L.L.C. for more than the past five years.

 William F. Andrews (69)*...... Mr. Andrews has been an operating principal of
                                Kohlberg & Co., L.L.C. since 1997. Mr. Andrews
                                currently serves as Chairman of the following
                                companies: (i) Corrections Corp. of America, a
                                private sector provider of detention and
                                corrections services, since 2000; (ii)
                                Northwestern Steel & Wire Company, a
                                manufacturer of steel rods and beams, since
                                1998; and (iii) Scovill Fasteners, Inc., a
                                manufacturer of apparel and industrial
                                fasteners, since 1996. Mr. Andrews served as
                                the Chairman of Schrader-Bridgeport
                                International, Inc., a manufacturer of tire
                                valves and pressure control devices, from 1995
                                to 1998.

--------
* Mr. Andrews is a consultant to Kohlberg & Co., L.L.C. and is paid a retainer fee by the firm for his services. Kohlberg & Co., L.L.C. has designated him as an "operating principal" of the firm in his capacity as a consultant to the firm. However, Mr. Andrews is not a controlling person of Kohlberg & Co., L.L.C. and is listed on this Annex I solely because of the fact that Mr. Andrews is both an operating principal of Kohlberg & Co., L.L.C. and a director of Katy Industries, Inc.

MANUALLY SIGNED FACSIMILE COPIES OF THE LETTER OF TRANSMITTAL, PROPERLY COMPLETED, WILL BE ACCEPTED. THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH STOCKHOLDER OF THE COMPANY OR THAT STOCKHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ONE OF THE ADDRESSES SET FORTH BELOW:

                       The Depositary for the Offer is:

                       LaSalle Bank National Association

     By Mail or Overnight Courier:              By Hand in New York:
   LaSalle Bank National Association            The Bank of New York
       135 South LaSalle Street               Ground Level -- 7E Window
               Room 1811                         101 Barclay Street
           Chicago, IL 60603                     New York, NY 10286

                          By Facsimile Transmission:
                                (312) 904-2236

                        Confirm Facsimile by Telephone:
                                (312) 904-2458

Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Purchaser's expense. A stockholder may also contact its broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                     [LOGO OF INNISFREE M&A INCORPORATED]
                        501 Madison Avenue, 20th Floor
                              New York, NY 10022
        Banks and Brokerage Firms, Please Call Collect: (212) 750-5833
              Stockholders, Please Call Toll Free: (888) 750-5834

                     The Dealer Manager for the Offer is:
                        [LOGO OF BB&T CAPITAL MARKETS]
                             900 East Main Street
                              Richmond, VA 23219
                                (804) 782-2005